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EXHIBIT 2

        The audited Consolidated Financial Statements for the fiscal year ended December 31, 2003 and the accompanying Management's Discussion and Analysis of Falconbridge Limited, appearing on pages 34 to 52 and pages 16 to 32, respectively, of the Falconbridge Limited 2003 Annual Report, which are incorporated by reference into the Annual Information Form of Falconbridge Limited.

Auditors' Report

To the Shareholders of Falconbridge Limited:

        We have audited the consolidated statements of financial position of Falconbridge Limited as at December 31, 2003 and 2002, and the consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ DELOITTE AND TOUCHE LLP Deloitte and Touche LLP Chartered Accountants
Toronto, Ontario February 4, 2004

Consolidated Statements of Earnings

IN THOUSANDS OF UNITED STATES DOLLARS YEARS ENDED DECEMBER 31,	2003	2002
		Note 2
Revenues	$2,083,480	$1,524,672

Operating expenses
Costs of sales
Costs of metal and other product sales	1,414,829	1,103,925
Depreciation of plant and equipment (note 2)	174,758	171,022
Amortization of development and preproduction expenditures (note 2)	69,950	59,316

	1,659,537	1,334,263
Selling, general and administrative	85,968	86,779
Exploration	22,875	21,513
Research and process development	13,042	8,241
Other income (note 16)	(2,916)	(4,209)

	1,778,506	1,446,587

Operating income	304,974	78,085
Interest (notes 2, 11)	42,873	50,586

Earnings before taxes and non-controlling interest	262,101	27,499
Income and mining taxes (note 7)	63,137	(22,464)
Non-controlling interest in earnings (loss) of subsidiaries	4,540	(21)

Earnings for the year	$194,424	$49,984
Dividends on preferred shares	8,606	7,964

Earnings attributable to common shares	$185,818	$42,020

Basic earnings per common share (note 10(c))	$1.05	$0.24
Diluted earnings per common share (note 10(c))	$1.04	$0.24

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Financial Position

IN THOUSANDS OF UNITED STATES DOLLARS AS AT DECEMBER 31,	2003	2002
		Note 2
ASSETS
Current
Cash and cash equivalents	$298,091	$164,563
Accounts and metals settlements receivable (note 15)	257,835	216,754
Inventories (note 3)	441,733	330,228

Total current assets	997,659	711,545

Property, plant and equipment (note 4)	2,903,118	2,561,014
Deferred expenses and other assets (note 5)	203,983	125,847

Total assets	$4,104,760	$3,398,406

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued charges (note 15)	$255,084	$192,949
Income and other taxes payable	23,158	12,134
Long-term debt due within one year (note 6)	70,637	63,137

Total current liabilities	348,879	268,220

Long-term debt (note 6)	1,356,589	1,217,273
Future income and mining taxes (note 7)	198,551	153,166
Employee future benefits (note 8)	150,399	151,667
Other long-term liabilities (note 9)	98,573	72,966
Non-controlling interest	26,566	18,984

Total liabilities	2,179,557	1,882,276

Commitments and contingencies (notes 6, 9, 14, 17)
Shareholders' equity	1,925,203	1,516,130

Total liabilities and shareholders' equity	$4,104,760	$3,398,406

See accompanying Notes to Consolidated Financial Statements.

On behalf of the Board:

/s/ DAVID KERR David Kerr, Director	/s/ AARON REGENT Aaron Regent, Director

Consolidated Statements of Shareholders' Equity

	2003		2002
IN THOUSANDS OF UNITED STATES DOLLARS YEARS ENDED DECEMBER 31,	Number	Amount	Number	Amount
				Note 2
Share capital
Authorized
Unlimited preferred shares
Unlimited common shares
Issued
Common shares
Balance, beginning of year	177,603,432	$1,430,382	176,977,146	$1,422,170
Issued (note 10(d))	—	—	583,386	7,663
Shares repurchased and cancelled (note 10(e))	(600,000)	(5,097)	—	—
Issued pursuant to employee stock option plan (note 10 (a))	1,789,060	24,694	42,900	549

Balance, end of year	178,792,492	1,449,979	177,603,432	1,430,382

Preferred shares Series 1 (note 10(b)) Balance, beginning and end of year	89,835	587	89,835	587

Preferred shares Series 2 (note 10(b)) Balance, beginning and end of year	7,910,165	129,209	7,910,165	129,209

Contributed surplus
Balance, beginning of year		1,997		—
Amortization of fair value of stock options, net		408		1,997

Balance, end of year		2,405		1,997

Surplus (deficit)
Balance, beginning of year		(5,742)		(69,911)
Adjustment for change in accounting policies
Capitalization of interest and inventory costing (note 2)		—		67,602
Stock based compensation (note 2)		—		(152)
Earnings for the year		194,424		49,984
Dividends — Common shares		(50,250)		(45,038)
— Preferred shares		(8,606)		(7,964)
Share issue costs, net of taxes		—		(263)
Loss on repurchase of common shares (note 10(e))		(1,510)		—

Balance, end of year		128,316		(5,742)

Cumulative translation adjustment		214,707		(40,303)

Total shareholders' equity		$1,925,203		$1,516,130

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

IN THOUSANDS OF UNITED STATES DOLLARS YEARS ENDED DECEMBER 31,	2003	2002
		Note 2
Operating activities
Earnings for the year	$194,424	$49,984
Add (deduct) items not affecting cash
Depreciation of plant and equipment	169,369	164,241
Amortization of development and preproduction expenditures	69,949	59,316
Future income and mining taxes (note 7)	25,406	(32,202)
Non-controlling interest in earnings of subsidiaries	4,540	(21)
Other	7,381	42,097
Contributions to pension fund in excess of amounts expensed	(29,847)	(11,607)

Cash provided by operating activities before working capital changes	441,222	271,808
Net change in receivables, inventories and payables	4,115	(43,601)

Cash provided by operating activities	445,337	228,207

Investing activities
Capital investments and deferred project costs	(370,318)	(234,430)
Other	(17,995)	(8,047)

Cash used in investing activities	(388,313)	(242,477)

Financing activities
Long-term debt, including current portion (note 6):
Issued	246,229	248,102
Repaid	(129,705)	(149,001)
Dividends paid	(58,106)	(53,003)
Repurchase of common shares	(6,608)	—
Issue of common shares (note 10(a), (d))	24,694	8,212

Cash provided by financing activities	76,504	54,310

Cash provided during the year	133,528	40,040
Cash and cash equivalents, beginning of year	164,563	124,523

Cash and cash equivalents, end of year	$298,091	$164,563

Supplementary information:
Cash paid for interest	$58,955	$58,680
Cash paid for income and mining taxes	$17,337	$531

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Tabular figures in thousands of United States dollars, except where otherwise noted)

1.    Summary of significant accounting policies

        The consolidated financial statements of Falconbridge Limited have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), consistently applied. In these consolidated financial statements, references to the Corporation mean only Falconbridge Limited, the parent company, and references to Falconbridge include the Corporation and its consolidated subsidiaries. The principal accounting policies followed by Falconbridge are summarized hereunder.

BASIS OF CONSOLIDATION

        Falconbridge consolidates the financial statements of subsidiary companies and proportionately consolidates the financial statements of joint ventures.

TRANSLATION OF FOREIGN CURRENCIES

        Effective July 1, 2003, the functional currency of Falconbridge Limited was changed from the Canadian to U.S. dollar. Concurrent with this change in functional currency, Falconbridge adopted the U.S. dollar as its reporting currency.

        Prior to the change, foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current year, except when hedged. Certain monetary items were hedged by foreign currency forward and option contracts. Financial statements of self-sustaining foreign operations were translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the year-end while revenue and expense items (including depreciation and amortization) are translated at the average exchange rates prevailing during the year. Exchange gains and losses from the translation of such financial statements are deferred and disclosed as a separate component of shareholders' equity. Falconbridge used a combination of its U.S. dollar long-term debt and forward exchange contracts and options for the sale of U.S. dollars to fully hedge its net investments in self-sustaining foreign operations. Gains or losses on these hedge instruments are reported in the same manner as exchange gains and losses from the translation of the financial statements of its self-sustaining foreign operations.

        Subsequent to the change, Falconbridge does not have any self-sustaining subsidiaries whose functional currency is not the U.S. dollar. Balances denominated in currencies other than the U.S. dollar, and the financial statements of integrated foreign operations, are translated into U.S. dollars using the temporal method described above. The economic exposure of certain foreign currency monetary items are managed through the use of foreign currency forward and option contracts.

REVENUE RECOGNITION

        Revenues are generated from the sale of refined metals, concentrates and ferronickel and are recorded in the accounts when the ownership and control of goods passes to the buyer, which generally occurs upon shipment. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

VALUATION OF INVENTORIES

        Metals inventories are valued at the lower of cost, determined on a "first-in, first-out" basis, and net realizable value. Supplies inventories are valued at the lower of average cost of acquisition, less appropriate allowances for obsolescence, and replacement cost. Effective January 1, 2003, the Corporation retroactively changed its accounting policy for inventory costing. Under the previous policy, depreciation and amortization of property, plant and equipment was treated as a period cost. Under the new policy depreciation and amortization is treated as a product cost and expensed when the inventory is sold.

FINANCIAL INSTRUMENTS

        Falconbridge periodically uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Falconbridge may enter into futures and forward contracts for the purchase or sale of commodities and currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

        Falconbridge also enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt.

INTEREST

        Effective January 1, 2003, the Corporation retroactively changed its accounting policy for interest capitalization. Under the previous policy, interest costs incurred, prior to commencement of commercial production, were capitalized to projects that were financed by project specific debt. Under the new policy, a portion of interest costs incurred on the corporate debt are allocated and capitalized to all major projects, prior to commencement of commercial production. Interest costs incurred after the commencement of commercial production are expensed.

PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment and related capitalized development and preproduction expenditures are recorded at cost. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized.

        The Corporation generally depreciates plant and equipment on a straight-line basis over the lesser of their useful service lives or the lives of the producing mines to which they relate. At the Kidd Creek Operations, mine facilities are depreciated over the estimated lives of the mines based on the unit of production basis. Up to and including the period ended September 30, 2002, reduction and refining facilities were depreciated on the straight-line basis over 25 years ending in 2010. Effective October 1, 2002, the straight-line depreciation period of the reduction and refining facilities was extended to 2022 to coincide with the revised estimated useful life of these facilities. Generally, subsidiary companies calculate depreciation on a straight-line basis at rates varying from 5% to 25%.

        Depletion of resource properties is provided over the estimated lives of the reserves recoverable from the properties on the unit of production basis.

        Development and preproduction expenditures are capitalized until the commencement of commercial production. These, together with certain subsequent development expenditures, which are also capitalized, are amortized over periods not exceeding the lives of the producing mines and properties.

EXPLORATION

        Exploration costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are expensed. Costs incurred subsequent to the determination of economically recoverable reserves, including allocated interest costs, are deferred. Upon reaching commercial production, such deferred costs are amortized as appropriate under the policy for property, plant and equipment as described above.

EMPLOYEE FUTURE BENEFITS

        The costs of retirement benefits and certain post-employment benefits are recognized over the period in which employees render services in return for the benefits.

        Pension expense recorded for Falconbridge's defined benefit plans is the net of management's best estimate of the cost of benefits provided, the interest cost of projected benefits, return on pension plan assets and amortization of experience gains or losses and other pension plan surpluses or deficits.

        Pension fund assets are valued at current market values. Pension plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized, on a straight-line basis, over the expected average remaining service life of the employee group or the term of the employment contract to which the items relate, depending on the nature of the item. Funding is subject to applicable government regulations.

        Under its defined contribution retirement savings program, Falconbridge makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

        Falconbridge also provides certain health care and life insurance benefits for retired employees and their dependents. The cost of these benefits is expensed over the period in which the employees render services in return for the benefits.

INCOME AND MINING TAXES

        Current income taxes are recognized for the estimated income and mining taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses, available to be carried forward to future years for tax purposes, that are likely to be realized. Where appropriate, income and withholding taxes are provided on the portion of any interest in consolidated foreign subsidiaries' undistributed net income, which it is reasonable to assume, will be transferred in a taxable distribution.

ENVIRONMENTAL AND RECLAMATION COSTS

        Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site closure costs is charged to earnings during the life of the operations.

USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Falconbridge primarily uses estimates in the determination of asset lives to compute depreciation, impairment of assets, the cost of employee future benefits, reclamation and environmental obligations, the determination of mineral reserves, the determination of taxes, and allowances for unrecoverable receivables. Actual results could differ from those estimates.

STOCK OPTION PLAN

        The Corporation has a stock option plan, which is described in note 10. Effective January 1, 2002, the Corporation adopted retroactively, without restatement of the prior-period comparative financial statements, the new CICA accounting standards for Stock-Based Compensation and Other Stock-Based Payments. Under this standard, the Corporation now accounts for stock options using the fair value method. Under this method, compensation expense for stock options, that are direct awards of stock granted since January 1, 2002, is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

2.    Accounting changes

(a)   Change in functional and reporting currency

        Effective July 1, 2003, the functional currency of Falconbridge Limited was changed from the Canadian to the U.S. dollar. In general, this change resulted from a gradual increase in the overall proportion of business activities conducted in U.S. dollars. Concurrent with this change in functional currency, Falconbridge adopted the U.S. dollar as its reporting currency. In accordance with Canadian GAAP, the change was effected by translating assets and liabilities, at the end of prior reporting periods, at the existing U.S./Canadian dollar foreign exchange spot rate, while earnings for those periods were translated at the average rate for each period. Equity transactions have been translated at historic rates; with opening equity on January 1, 1999, restated at the rate of exchange on that date. The resulting net translation adjustment has been credited to the cumulative translation adjustment account.

(b)   Capitalization of interest and inventory costing

        Effective January 1, 2003, the Corporation changed its accounting polices for interest capitalization and inventory costing. These changes were made to harmonize Falconbridge's policies with predominant industry practices and international accounting standards.

CAPITALIZATION OF INTEREST

        As at January 1, 2003, the effect of adopting the new policy for interest capitalization (note 1, Interest) was to increase property, plant and equipment by $59.2 million, increase future income tax by $21.4 million, and increase retained earnings by $37.8 million. The change resulted in an increase of $5.8 million to previously reported earnings for 2002.

INVENTORY COSTING

        As at January 1, 2003, the effect of adopting the new policy (note 1, Valuation of inventories) was to increase inventory by $48.2 million, increase future income tax by $14.5 million, and increase retained earnings by $33.7 million. The change resulted in a decrease of $1.9 million to previously reported earnings for 2002.

(c)   Stock-based compensation and other stock-based payments

        The effect of adopting the standard for Stock-Based Compensation and Other Stock-Based Payments (note 1, Stock option plan) was to decrease retained earnings by $0.2 million for those awards granted and outstanding before January 1, 2002.

        The prior year's comparative figures have been restated to reflect the retroactive impact with respect to items (a) and (b) above.

3.    Inventories

        Inventories of $441.7 million (2002 — $330.2 million) includes, in-process — $217.8 million (2002 — $148.5 million); finished metals — $122.6 million (2002 — $99.8 million); supplies — $85.0 million (2002 — $81.9 million); and raw materials — $16.3 million (2002 — nil).

4.    Property, plant and equipment

        Property, plant and equipment consist of the following:

	2003			2002
AS AT DECEMBER 31,	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Plant and equipment:
Mines, mining plants and ancillary mining assets	$2,683,600	$1,256,970	$1,426,630	$2,151,717	$931,066	$1,220,651
Smelters	535,181	327,944	207,237	452,683	269,545	183,138
Refineries	673,089	404,989	268,100	570,176	330,878	239,298
Other	165,689	118,042	47,647	142,148	108,560	33,588

	4,057,559	2,107,945	1,949,614	3,316,724	1,640,049	1,676,675
Land and properties	291,671	159,203	132,468	276,077	129,478	146,599

	$4,349,230	$2,267,148	$2,082,082	$3,592,801	$1,769,527	$1,823,274

Development and preproduction expenditures, net			821,036			737,740

			$2,903,118			$2,561,014

5.    Deferred expenses and other assets

        Deferred expenses and other assets consist of the following:

AS AT DECEMBER 31,	2003	2002
Deferred pre-development costs
Koniambo	$122,672	$76,061
Other projects	7,574	7,376
Unrealized gain on Canadian debt hedge contract	24,107	—
Inventories and supplies	13,847	17,782
Debt discount and issue expenses, net	9,727	5,474
Water rights	6,510	5,629
Employee housing advances	3,697	3,840
Other	15,849	9,685

	$203,983	$125,847

6.    Long-term debt

        Long-term debt consists of the following:

AS AT DECEMBER 31,	2003	2002
Falconbridge Limited:
7.35% Debentures, due November 1, 2006 (b)	$250,000	$250,000
7.35% Debentures, due June 5, 2012 (a), (b)	250,000	250,000
5.375% Debentures, due June 1, 2015 (a), (b)	250,000	—
7 3/8% Debentures, due September 1, 2005 (b)	200,000	200,000
8.5% Debentures, due December 8, 2008 (Cdn$175.0 million) (a), (c)	135,336	110,788
Credit facilities (d)	—	97,422
Compañía Minera Doña Inés de Collahuasi S.C.M.: Senior Debt (e)	281,890	281,900
Compañía Minera Lomas Bayas: Senior Debt (f)	60,000	90,300

Total	$1,427,226	$1,280,410
Less long-term debt due within one year	70,637	63,137

	$1,356,589	$1,217,273

        (a)   In May 2003, the Corporation issued $250.0 million, 5.375% debentures repayable on June 1, 2015. These debentures, along with the $250.0 million, 7.35% debentures repayable on June 5, 2012, and the Cdn$175.0 million, 8.5% debentures repayable on December 8, 2008, were issued under a shelf prospectus, as amended, that provided for the issuance, during a two-year period which ended in September 2003, of debt securities of up to $750.0 million. The debentures are subordinate to all indebtedness and other liabilities of subsidiaries.

        In January 2004, the Corporation filed a shelf prospectus that provided for the issuance, during a twenty-five month period ending February 2006, of debt securities of up to $600.0 million.

        (b)   The Corporation has entered into a number of interest rate swap and option transactions with terms up to 11.5 years. As a result of these transactions, at December 31, 2003, interest costs on $550.0 million (2002 — $425.0 million) of the debentures were swapped to an average fixed interest rate of 6.01% (2002 — 6.28%) and interest costs on $400.0 million (2002 — $275.0 million) were swapped to a floating rate basis at an average interest rate of 3.28% (2002 — 3.91%). The weighted average interest rate on these debentures at December 31, 2003, was 4.86% (2002 — 5.35%). If these positions had been settled at December 31, 2003, the Corporation would have received $23.9 million (2002 — received $39.3 million).

        (c)   The Corporation has entered into several cross currency interest rate swap transactions with terms of five years. As a result of these transactions, at December 31, 2003, interest costs on $86.3 million (2002 — $86.3 million) of the debentures were swapped to an average floating interest rate of 5.32% (2002 — 5.55%) and interest costs on $25.0 million (2002 — $25.0 million) were swapped to a fixed interest rate of 5.00% (2002 — 5.00%). If these positions had been settled at December 31, 2003, the Corporation would have received $30.6 million (2002 — received $0.9 million).

        (d)   The Corporation has unsecured committed credit facilities with various banks outstanding at December 31, 2003, (individually a "Credit Facility" and collectively the "Credit Facilities"). These three-year revolving Credit Facilities mature on December 13, 2006. The aggregate principal amount of the Credit Facilities is $405.0 million (2002 — $415.0 million). The revolving period of the credit facilities may be renewed and extended annually to maintain the three-year term of the revolver.

        The Corporation has also established a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program.

        Borrowings may be made under the Credit Facilities in Canadian dollars in the form of prime rate loans or bankers' acceptances or in U.S. dollars in the form of U.S. base rate loans or LIBOR loans. In some cases, borrowings may be in the form of Letters of Credit which offset amounts available under the Credit Facility. As at December 31, 2003, the Corporation had no borrowings (2002 — $ 63.5 million) and had drawn Letters of Credit totalling $17.3 million (2002 –$36.5 million) under a Credit Facility. As at December 31, 2003, the Corporation had no Commercial Paper outstanding (2002 — $27.6 million and Cdn$10.0 million). Interest on $91.1 million outstanding at December 31, 2002, was payable at 2.34% and on Cdn$10.0 million was payable at 2.85%.

        Amounts outstanding under the Commercial Paper program are classified as debt not maturing within one year since the Corporation has both the intent and ability to refinance the borrowings on a long-term basis. The Corporation pays a standby fee, included with interest expense, on the unused portion of each Credit Facility.

        The Corporation also has an uncommitted letter of credit facility of $19.3 million. At December 31, 2003, $14.6 million (2002 — $13.0 million) of letters of credit had been issued under this facility.

        (e)   In November 2002, Collahuasi negotiated $270.0 million of additional replacement Senior Debt to partially finance the Ujina/Rosario transition/expansion project. The principal of the initial Senior Debt is repayable in successive, semi-annual installments which commenced in December 1999, continuing until December 2009. Proceeds from drawdowns from the replacement Senior Debt are used to make the scheduled initial Senior Debt interest and principal payments during project construction. The principal of the replacement debt is payable in 10 successive, semi-annual installments following completion of the project. The weighted average interest rate on the Senior Debt outstanding at December 31, 2003, was 2.52% (2002 — 2.69%).

        (f)    In December 2002, Lomas Bayas renegotiated the term loan due January 2003. The term was extended to January 31, 2008, with semi-annual principal repayments of US$7.5 million, commencing July 31, 2003. Under the terms of the agreement the Corporation has guaranteed the repayment of the debt. Lomas Bayas has entered into two interest rate swap transactions. As a result of these transactions, at December 31, 2003, interest costs on $11.0 million (2002 — $29.0 million) have been swapped to a fixed rate of 8.2% (2002 — 8.2%). The weighted average interest rate on the loan at December 31, 2003, was 3.66% (2002 — 6.54%). If these positions had been settled at December 31, 2003, Falconbridge would have paid $0.3 million (2002 — paid $1.6 million). During 2003 Lomas Bayas made a special unscheduled pay down of $22.8 million on this loan.

        The weighted average interest rate on the long-term debt portfolio, including the effect of interest rate swap agreements, at December 31, 2003, was 4.37% (2002 — 4.63%). Long-term debt will mature as follows:

Years ending December 31, 2004	$70,637
2005	282,559
2006	298,713
2007	48,713
2008	169,121
thereafter	557,483

$1,427,226

        At December 31, 2003, the market value of Falconbridge's total debt, excluding the effect of interest rate swap agreements, was $1,520.8 million (2002 — $1,328.8 million).

7.    Income and mining taxes

        (a)   Consolidated income and mining taxes consist of the following:

YEARS ENDED DECEMBER 31,	2003	2002
Current
Federal and provincial income taxes	$4,128	$3,709
Foreign taxes	33,603	6,029

	37,731	9,738

Future
Federal and provincial income taxes	(6,345)	(37,565)
Provincial mining taxes	4,335	(2,980)
Foreign taxes	27,416	8,343

	25,406	(32,202)

	$63,137	$(22,464)

        (b)   The difference between the amount of the reported consolidated income and mining taxes and the amount computed by multiplying the earnings before taxes by the Corporation's applicable tax rates is reconciled as follows:

YEARS ENDED DECEMBER 31,	2003	2002
Taxes computed using the Corporation's tax rates*	$102,534	$10,996
Adjust for —
Foreign tax rates, net (i)	(40,803)	(26,866)
Mining taxes	5,712	(2,998)
Resource and depletion allowances	(11,648)	1,205
Currency translation adjustments	12,358	(5,311)
Non-taxable income	(2,933)	(3,375)
Non-claimable expenses	7,946	3,361
Canadian income tax rate changes	(9,369)	—
Other	(660)	524

Income and mining taxes	$63,137	$(22,464)

*Federal and provincial income tax rates	39.12%	40.12%
(i)
The Corporation has non-resident subsidiaries that have undistributed earnings on which no taxes have been provided. These earnings, which amount to approximately $410.8 million (2002 — $360.6 million), have been permanently reinvested outside Canada and are used to finance non-Canadian investments, and exploration and development projects.

        (c)   The components of the future income tax liability at December 31, 2003, are as follows:

YEARS ENDED DECEMBER 31,	2003	2002
Future income and mining tax liabilities
Property, plant and equipment	$218,744	$202,552
Development and preproduction	174,871	125,317
Accrued withholding taxes	31,831	22,819
Foreign exchange	9,065	13,890
Pensions	4,829	—
Exploration	2,121	—
Other	5,114	1,102

	446,575	365,680

Future income and mining tax assets
Non-capital losses	128,665	96,279
Post-retirement benefits	57,740	43,817
Reclamation provisions	25,522	17,738
Research and development	15,624	10,385
Inventory obsolescence	9,605	7,484
Exploration	—	9,173
Pensions	—	6,205
Other	10,868	21,433

	248,024	212,514

Net future income and mining tax liability	$198,551	$153,166

8.    Employee future benefits

        Falconbridge has a number of defined benefit plans providing pension, health, dental and life insurance benefits for certain salaried and hourly-rated employees. Pension benefits are calculated based upon length of service and either final average pensionable earnings or a specified amount per year of service. Funding and pension plan assets (which consist principally of cash, equity securities and fixed income securities) for the defined benefit plans are primarily governed by the Ontario Pension Benefits Act.

        Falconbridge also has a number of capital accumulation plans. The Kidd Creek Operations and Société Minière Raglan du Québec Ltéé make monthly contributions on behalf of employees under a deferred profit sharing plan and a group RRSP respectively. In 2003, Falconbridge offered certain groups of office employees at the corporate office and Sudbury divisions the opportunity to switch from the current defined benefit plan to a defined contribution plan. Approximately 30% of eligible employees chose to make the switch with $7.0 million in assets to be allocated to the defined contribution plan. Under the terms of this plan, Falconbridge contributes 5% of the employee's pensionable earnings and matches 50% of employee's contributions up to 2% of the employee's pensionable earnings. Falconbridge is expecting regulatory approval for the defined contribution plan in 2004.

        The funded status of Falconbridge's defined benefit pension plans and post-employment benefit plans other than pensions are as follows:

DEFINED BENEFIT PENSION PLANS

	2003			2002
AS AT DECEMBER 31,	Plans where assets exceed accumulated benefits	Plans where accumulated benefits exceed assets	Net	Plans where assets exceed accumulated benefits	Plans where accumulated benefits exceed assets	Net
Plan assets at fair value	$64,996	$587,039	$652,035	$25,948	$454,656	$480,604
Projected benefit obligations	51,494	786,938	838,432	17,109	639,771	656,880

Plan assets in excess of (less than) projected benefit	$13,502	$(199,899)	$(199,899)	$8,839	$(185,115)	$(176,276)

POST-EMPLOYMENT BENEFIT PLANS OTHER THAN PENSIONS

	2003			2002
AS AT DECEMBER 31,	Plans where assets exceed accumulated benefits	Plans where accumulated benefits exceed assets	Net	Plans where assets exceed accumulated benefits	Plans where accumulated benefits exceed assets	Net
Plan assets at fair value	$17,910	$—	$17,910	$—	$10,206	$10,206
Projected benefit obligations	16,440	229,333	245,773	—	164,934	164,934

Plan assets in excess of (less than) projected benefit	$1,470	$(229,333)	$(227,863)	$—	$(154,728)	$(154,728)

        The accrued asset (liability) for employee future benefits on the Statements of Financial Position, net of valuation allowance, are as follows:

DEFERRED EXPENSES AND OTHER ASSETS

AS AT DECEMBER 31,	2003	2002
Defined benefit pension plans	$21,299	$(10,081)
Post-employment benefit plans other than pensions	(171,698)	(141,586)

Accrued benefit asset (liability), net of valuation allowance	$(150,399)	$(151,667)

        Falconbridge's post-retirement benefit expense included the following components:

	2003		2002
AS AT DECEMBER 31,	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Service cost	$10,968	$3,201	$9,013	$4,283
Interest cost	52,386	13,097	43,705	10,844
Expected return on plan assets	(40,122)	(990)	(37,494)	(693)
Amortization of:
Past service costs	3,405	—	3,248	—
Net actuarial losses	13,752	2,187	3,777	262
Valuation allowance provided against accrued benefit asset	(3,025)	—	348	—
Settlement losses	2,004	—	81	—
Other	—	—	—	1,292

Defined benefit plan expense	39,368	17,495	22,678	15,988
Defined contribution plan expense	7,608	—	5,971	—

Post-employment benefit expense	$46,976	$17,495	$28,649	$15,988

        The change in the funded status of Falconbridge's post-retirement benefit plans was as follows:

	2003		2002
AS AT DECEMBER 31,	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Projected benefit obligation
Balance at beginning of year	$656,880	$164,934	$643,981	$160,539
Current service cost	10,968	3,201	9,013	4,283
Benefits paid	(58,146)	(13,428)	(47,305)	(11,368)
Interest cost	52,386	13,097	43,705	10,844
Actuarial losses	52,031	42,880	6,010	101
Settlements	(7,875)	—	(6,547)	—
Net transfers in	1,017	—	—	—
Effect of exchange rate changes	131,171	35,089	8,023	535

Balance at end of year	$838,432	$245,773	$656,880	$164,934

Plan assets
Balance at beginning of year	$480,604	$10,206	$519,553	$10,394
Expected return on plan assets	40,122	990	36,158	693
Experience gain/(loss) on fund assets	31,973	—	(64,939)	—
Employer contributions	65,351	17,806	33,307	10,400
Benefits paid	(54,593)	(13,428)	(44,876)	(11,368)
Settlements	(6,507)	—	(6,808)	—
Net transfers in	1,017	—	—	—
Effect of exchange rate changes	94,068	2,336	8,209	87

Balance at end of year	$652,035	$17,910	$480,604	$10,206

Plan deficit	$186,397	$227,863	$176,276	$154,728

	2003		2002
AS AT DECEMBER 31,	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Reconciliation of projected benefit obligation to deficit
Accrued benefit (asset) liability, net of valuation allowance	$(21,299)	$171,698	$10,081	$141,586
Unamortized past service costs	575	751	3,291	549
Unamortized net actuarial losses	212,654	55,414	169,683	12,593

Accrued benefit liability, net of valuation allowance	191,930	227,863	183,055	154,728
Valuation allowance	(5,533)	—	(6,779)	—

Plan deficit	$186,397	$227,863	$176,276	$154,728

        The significant actuarial assumptions used in measuring Falconbridge's post-retirement benefit obligations were as follows:

	2003	2002	2003	2002
AS AT DECEMBER 31,	Pension benefit plans	Pension benefit plans	Other benefit plans	Other benefit plans
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected long-term rate of return on plan assets	7.00%	7.00%
Rate of compensation increase	3.50%	3.50%
Effect of 1% increase in assumed health care cost trend rates
Total of service and interest cost components			$1,916	$1,704
Post-employment benefit obligation			31,210	20,193
Effect of 1% decrease in assumed health care cost trend rates
Total of service and interest cost components			$(1,578)	$(1,363)
Post-employment benefit obligation			(25,674)	(14,416)

        The health care cost trend rate is assumed to start at 9.0% for 2003 (2002 — 8.5%), decreasing to an ultimate medical trend rate of 4.5% (2002 — 4.0%).

9.    Other long-term liabilities

        Other long-term liabilities consist of the following:

AS AT DECEMBER 31,	2003	2002
Future removal and site restoration costs	$81,813	$59,093
Other	16,760	13,873

	$98,573	$72,966

        The business conducted by Falconbridge has been, and may in the future be, affected by changes in environmental legislation and other requirements including those related to future removal and site restoration costs. As Falconbridge operates in many countries, both the likelihood of changes in legislation and its impact upon Falconbridge are not predictable. Falconbridge's policy is to meet and, if possible, surpass standards set by relevant legislation, through the application of innovative and technically proven economical measures in advance of prescribed deadlines. In addition, Falconbridge incurs substantial removal and site restoration costs on an ongoing basis, which it believes will mitigate future removal and site restoration costs.

        The total liability for future site restoration costs in relation to Falconbridge's worldwide operations, which will be incurred primarily after the cessation of operations, is estimated to be approximately $174.1 million (2002 — $142.4 million). The increase in the estimated liability is due to the impact of the stronger Canadian dollar on the liability for the Canadian based operations. This estimate is based on information currently available, including closure plans and alternatives, applicable regulations and planned spending on site restoration. At December 31, 2003, Falconbridge had provided $81.8 million (2002 — $59.0 million), in addition to ongoing capital and operating expenditures. The remaining balance will be accrued and expensed during the remaining lives of the operations.

        In view of the uncertainties concerning future removal and site restoration costs, the ultimate costs to Falconbridge could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

10.  Share capital

(a)   Employee stock option plan

        The Corporation has a stock option plan, through which options may be granted to officers and employees for the purchase of common shares. Options were granted at prices equal to the closing market value on the last trading day or period prior to the grant. Stock options granted from 1997 through December 31, 1999, have a 10-year term and contain vesting provisions of 20% on the first anniversary date following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted since January 1, 2000, have a 10-year term with the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of unvested options outstanding on that date will immediately vest and be exercisable. In 2002, the Corporation amended the terms of its outstanding stock options to eliminate the cash settlement feature. Selling, general and administrative expenses to December 31, 2003, include compensation costs of $1.7 million (2002 — $2.5 million) relating to outstanding options granted since January 1, 2002.

        Deferred Share Unit Plan for Non-Employee Directors: During 2002, the Corporation approved a deferred share unit plan for non-employee directors (DSUPD). Under the DSUPD, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in deferred share units (DSU) rather than in cash. A DSU is a notional unit, equivalent to a common share. DSUs are credited with dividend equivalents when dividends are paid on the Corporation's common shares. Payment of DSUs is made in cash or common shares after the director leaves the Board. As of December 31, 2003, a total of 10,264 DSUs (2002 — 2,176 DSUs) were held by participating directors.

        A summary of the status of the stock option plan and changes during the years is presented below:

	2003		2002
	Options (000s)	Weighted-average exercise price ($Cdn)	Options (000s)	Weighted-average exercise price ($Cdn)
Outstanding, beginning of year	4,413	$18.24	3,658	$18.60
Granted	760	16.73	1,168	16.65
Exercised
Purchase option	(1,789)	17.64	(43)	17.22
Market growth option	—	—	(275)	16.56
Cancelled	(52)	18.50	(95)	18.06

Outstanding, end of year	3,332	$18.21	4,413	$18.24

        The following table summarizes information about the stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
	Number (000s) outstanding at Dec. 31, 2003	Weighted-average remaining contractual life	Weighted-average exercise price ($Cdn)	Number (000s) exercisable at Dec. 31, 2003	Weighted-average exercise price ($Cdn)
$15.67 to $15.93	827	6.5	$15.86	246	$15.84
$16.58 to $16.65	1,475	8.6	16.61	136	16.58
$17.45 to $31.10	1,030	4.4	23.24	805	23.33

$15.67 to $31.10	3,332	6.5	$18.21	1,187	$21.00

(b)   Preferred shares

        On March 7, 1997, the Corporation issued 8,000,000 Units, at a price of Cdn$10.00 per Unit, with each unit consisting of one Cumulative Preferred Share Series 1 (a "Preferred Share Series 1") and one Cumulative Preferred Share Series 2 Purchase Warrant (a "Warrant"). Since September 1, 1998, the quarterly dividend on Preferred Share Series 1 has been Cdn$0.02 per share. The holders of the Units had the right to acquire on certain dates, for each Unit held, one Cumulative Preferred Share Series 2 (a "Preferred Share Series 2") of the Corporation by the combined effect of tendering for conversion one Preferred Share Series 1 and the exercise of one Warrant together with the cash payment of Cdn$15.00 per Warrant. A total of 7,910,165 units have been converted into Preferred Share Series 2.

        Until March 1, 2004, the Preferred Share Series 2 will be entitled to fixed cumulative preferential dividends, as and when declared by the Board of Directors, which will accrue from the date of issue and be payable quarterly in the amount of Cdn$0.3672 per share or Cdn$1.4688 per share per annum. From March 1, 2004, the Preferred Share Series 2 will be entitled to floating adjustable cumulative preferential cash dividends as and when declared by the Board of Directors.

        Holders of Preferred Share Series 2 will have the right to convert their shares into Cumulative Preferred Share Series 3 of the Corporation, subject to certain conditions on March 1, 2004, and every five years thereafter. On March 1, 2004, the Corporation may redeem for cash the Preferred Share Series 2, in whole but not in part, at the Corporation's option, at Cdn$25.00 per share plus accrued and unpaid dividends. Subsequent to March 1, 2004, the Corporation may redeem at any time for cash the Preferred Share Series 2, in whole but not in part, at the Corporation's option, at Cdn$25.50 per share plus accrued and unpaid dividends. Effective March 1, 2004, the Preferred Shares Series 2 shares will pay a monthly adjustable floating dividend based on a percentage of the Canadian prime rate.

        Holders of the Preferred Shares Series 2 shares had the right to convert their shares into Preferred Shares Series 3 effective March 1, 2004. The Preferred Shares Series 3 will pay fixed quarterly dividends for 5 years at the annual yield of 4.58%.

(c)   Earnings per common share

        Earnings per common share have been calculated after deducting preferred share dividends of $8.6 million (2002 — $7.9 million) and have been based on the weighted average number of common shares outstanding during the year of 177,674,710 shares (2002 — 177,021,546 shares). Diluted earnings per share have been based on the weighted average number of common shares outstanding during the year of 178,096,477 shares (2002 — 181,434,246 shares).

(d)   Flow-through shares

        In December 2002, the Corporation completed a private placement of 583,386 flow-through common shares at a price of Cdn$20.75 per share for gross proceeds of Cdn$12.1 million. The proceeds of the issue were used to fund the Corporation's Canadian exploration expenditures.

(e)   Repurchase of common shares

        During 2003, the Corporation redeemed a total of 600,000 common shares, having a book value of $5.1 million, realizing a loss of $1.5 million on the repurchase.

11.  Interest

        Interest includes the following:

YEARS ENDED DECEMBER 31,	2003	2002
Interest on long-term debt	$64,844	$61,789
Interest capitalized	16,379	5,609

Interest expensed on long-term debt	48,465	56,180
Interest income	5,592	5,594

Interest	$42,873	$50,586

12.  Collahuasi joint venture

        Compañía Minera Doña Inés de Collahuasi S.C.M. (Collahuasi) is the corporation which owns the mining and water rights and other assets relating to the Collahuasi project, secured financing, conducts the operations, and markets the products of the property.

        The consolidated financial statements include Falconbridge's 44% share of the financial position, operating results and cash flow of Collahuasi as follows:

AS AT DECEMBER 31,	2003	2002
Financial Position
ASSETS
Current assets	$143,461	$141,929
Property, plant and equipment	899,062	785,025
Other	18,354	21,663

Total assets	$1,060,877	$948,617

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$87,248	$80,977
Long-term debt
Senior debt	226,253	226,253
Intercompany debt	266,374	257,776
Other long-term liabilities	99,779	72,146
Shareholders' equity	381,223	311,465

Total liabilities and shareholders' equity	$1,060,877	$948,617

Earnings
Revenues	$275,483	$246,123
Earnings for the year	$69,758	$46,522
Cash Flow
Cash flow provided by (used in):
Operating activities	$94,594	$126,755
Investing activities	(114,037)	(65,077)
Financing activities	8,598	(19,195)

(Decrease) Increase in cash and cash equivalents	$(10,845)	$42,483

        Current assets include cash of $77.6 million (2002 – $88.4 million) which is only available for use within the project.

        During 2002, the Board of Directors of Compañía Minera Doña Inés de Collahuasi approved the construction of a new grinding circuit at the Ujina concentrator. This is part of the Ujina to Rosario transition project, which also involves transferring mine production from the Ujina to the Rosario orebody in June of 2004. The project will increase Collahuasi's concentrator design capacity to 110,000 tonnes per day. The total capital cost of the transition and concentrator expansion project is estimated at US$654 million, with Falconbridge's 44% share of this cost totalling US$288 million.

13.  Segmented data

        Falconbridge operates in one industry — mining, processing and marketing of mineral products. These activities are conducted through six segments — the Integrated Nickel Operations (INO), Kidd Creek, Falcondo, Collahuasi, Lomas Bayas and Corporate. The INO includes the accounts of the Corporation and all of its wholly-owned subsidiaries engaged in the integrated operations of mining, milling, smelting, refining and marketing of metals mainly derived from Sudbury and Raglan nickel/copper ores and its custom feed business. Kidd Creek includes the mining, milling, smelting and refining of its own copper/zinc ores and its custom feed business. Falcondo mines, mills, smelts and refines its own nickel laterite ores. Collahuasi is a copper mine, in which Falconbridge owns 44%. Lomas Bayas mines and refines its own copper ores. Corporate includes general and administrative expenditures, exploration, research and development expenditures, foreign exchange gains and losses, and other income and expenses.

        The accounting policies used by these segments are the same as those described in the Summary of Significant Accounting Policies in note 1. Any sales and transfers between the segments are accounted for as if the sales or transfers were to third parties, that is, at current market prices. During the preparation of the financial statements the transfers between segments are eliminated.

        As the products and services in each of the reportable segments, except for Corporate, are essentially the same, the reportable segments have been selected at the level where decisions are made on the provision of resources, capital and where performance is measured. For operations forming part of a reportable segment, performance is measured based on production targets, operating costs incurred and unit operating costs.

(a)
Segmented information:

	Nickel				Copper
									Lomas Bayas		Corporate and other
	INO		Falcondo		Kidd Creek		Collahuasi						Total
Year ended December 31, 2003
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues(a)	$1,046		$252		$396		$275		$114		$—		$2,083
Operating income (loss)	227		62		(70)		115		31		(60)		305
Working capital	348		25		28		80		30		138		649
Depreciation, depletion and amortization	121		9		48		50		15		2		245
Property, plant and equipment	921		87		739		1,012		133		11		2,903
Capital expenditures & deferred project costs	97		13		97		151		12		—		370

Year ended December 31, 2002
Ownership	(100%	)	(85.26%	)	(100%	)	(44%	)	(100%	)	(100%	)
Revenues(a)	$692		$150		$340		$246		$97		$—		$1,525
Operating income (loss)	86		1		(48)		82		18		(61)		78
Working capital	243		37		44		64		27		28		443
Depreciation, depletion and amortization	105		6		49		53		15		2		230
Property, plant and equipment	835		83		596		899		136		12		2,561
Capital expenditures & deferred project costs	69		14		85		54		11		1		234
Principal base of operations	Canada		Dominican Republic		Canada		Chile		Chile		Canada

(a) Inter-segment sales are eliminated during the preparation of the internal financial statements.

(b)
Identifiable assets by geographic location are as follows:
	Total assets	Total assets	Property, plant and equipment	Property, plant and equipment
YEARS ENDED DECEMBER 31,	2003	2002	2003	2002
Canada	$2,020	$1,646	$1,535	$1,321
Chile	1,370	1,239	1,123	1,017
Barbados	124	58	2	1
Norway	159	142	148	132
Dominican Republic	199	173	87	83
Other	233	140	8	7

	$4,105	$3,398	$2,903	$2,561

(c)
Consolidated sales revenues:

(i)
By geographic location of customers:
	2003		2002
YEARS ENDED DECEMBER 31,	Amount	%	Amount	%
Europe	$891	43	$661	43
U.S.	554	27	429	28
Other	465	22	282	19

Total foreign*	1,910	92	1,372	90
Canada	173	8	153	10

	$2,083	100	$1,525	100

*Includes sales by Canadian operations to foreign customers	$957		$736

(ii)
By product category:
	2003		2002
YEARS ENDED DECEMBER 31,	Amount	%	Amount	%
Nickel	$768	37	$494	32
Ferronickel	252	12	149	10
Copper	691	33	618	41
Zinc	100	5	125	8
Cobalt	71	3	45	3
Palladium	35	2	33	2
Other	166	8	61	4

	$2,083	100	$1,525	100

14.  Financial instruments

        The Corporation's Board of Directors has an approved financial risk management policy addressing the philosophy, implementation and control of financial risk management and investment activities. Falconbridge manages its exposures by entering into contractual arrangements (derivatives) which reduce (hedge) the exposures by creating an offsetting position.

        Effective July 1, 2003, the functional currency of Falconbridge was changed from the Canadian to U.S. dollar. Prior to the change, Falconbridge had significant investments in foreign domiciled operations where the functional currency was not the Canadian dollar. In addition, the Corporation had monetary assets and liabilities denominated in currencies other than the Canadian dollar. Consistent with the financial risk management policy, these items were hedged by issuing debt in the same currency as the investment, and by entering into forward exchange and option contracts. At December 31, 2002, the Corporation had outstanding foreign currency forward contracts relating to these exposures to sell a notional amount of US$61.3 million, with maturity dates through April 2003 at an average exchange rate of Cdn$1.5637. Subsequent to the change in functional currency, Falconbridge has foreign currency denominated monetary assets and liabilities denominated in currencies other than the U.S. dollar. At December 31, 2003, the Corporation had outstanding foreign currency forward contracts, relating to these exposures, to purchase a notional amount of Cdn$510.0 million, with maturity dates through March 2004 at an average exchange rate of Cdn$1.3236. If these contracts had been settled at December 31, 2003, the Corporation would have received US$8.8 million.

        Falconbridge's sales are denominated primarily in U.S. dollars and to a lesser extent in Euros, Yen and other foreign currencies, and it incurs expenses that are denominated in foreign currencies, which expose it to increased volatility in earnings due to fluctuations in foreign exchange rates. Falconbridge uses foreign currency forward exchange contracts and options to reduce these exposures by creating an offsetting position. Prior to the change in functional currency, the Corporation used foreign currency exchange contracts, designated as a hedge of its U.S. dollar sales revenue. At December 31, 2002, the Corporation had contracts to sell US$415.0 million maturing over the ensuing 24 months at an average exchange rate of Cdn$1.5734. In addition, the Corporation also had option contracts that if exercised, would result in additional sales of US$125.0 million over the ensuing 5 months. If these contracts had been settled at December 31, 2002, the Corporation would have paid US$6.9 million. Subsequent to the change, Falconbridge started using foreign currency exchange contracts, designated as a hedge of its Canadian dollar costs, while maintaining its program of hedging Norwegian Kroner and Chilean peso expenditures. At December 31, 2003, Falconbridge has foreign currency exchange contracts, designated as a hedge of its Canadian dollar expenditures, to purchase Cdn$636.0 million maturing over the next 24 months at an average exchange rate of Cdn$1.4941. In addition, the Corporation also has option contracts that if exercised, would result in additional purchases of Cdn$29.5 million over the next 4 months. If these contracts had been settled at December 31, 2003, Falconbridge would have received US$63.0 million. At December 31, 2003, Falconbridge also has foreign currency exchange contracts, designated as a hedge of its Norwegian Kroner (NOK) expenditures, to purchase NOK 267.0 million, up to September 2007, at an average exchange rate of NOK 7.9841 (2002 — 333.0 million Norwegian Kroner at NOK 7.9617). In addition, the Corporation also has option contracts that if exercised, would result in additional purchases of 210.0 million Norwegian Kroner over the next 14 months (2002 — 165.0 million Norwegian Kroner). If these contracts had been settled at December 31, 2003, Falconbridge would have received US$6.5 million (2002 — received US$3.6 million). At December 31, 2003, Falconbridge also had foreign currency forward contracts to purchase 34,238 million Chilean pesos (2002 — 66,021 million Chilean pesos) to hedge certain expenditures associated with its Chilean operations for periods extending through September 2005. If these contracts had been settled at December 31, 2003, Falconbridge would have received US$10.3 million (2002 — paid US$3.7 million).

        Falconbridge's risk management policy provides for the limited use of financial instruments for discretionary trading purposes. In the normal course of business, Falconbridge has traditionally maintained a limited amount of financial instruments for discretionary trading purposes.

        The fair value of Falconbridge's primary financial instruments, including cash and cash equivalents, accounts and metals settlements receivable, and accounts payable and accrued charges approximates their carrying value due to the short-term nature of these instruments. The fair value of the long-term debt and interest rate swaps is disclosed in note 6.

        Falconbridge does not consider the credit risk associated with its financial instruments to be significant. Foreign currency and interest rate swap contracts are maintained with high quality counterparties and Falconbridge does not anticipate that any counterparties will fail to meet their obligation. Falconbridge does not have significant exposure to any individual customer and these risks are further managed through a highly effective credit management program. Falconbridge's policy is to enter into short-term investments in high quality debt obligations.

        Falconbridge is exposed to interest rate risk as a result of its issuance of debt. Falconbridge reduces its borrowing costs and hedges its exposure to interest rate risk through the use of interest rate swaps and interest rate swap options, the details of which are disclosed in note 6.

15.  Related-party transactions

        At December 31, 2003, Noranda Inc. (Noranda) owned, directly and indirectly, approximately 59.2% of the common shares of the Corporation. Falconbridge has entered into an agreement with a subsidiary of Noranda, whereby it acts as sales agent for all products, other than sulphuric acid and indium, produced at Falconbridge's Kidd Creek Operations. Falconbridge has entered into a supply agreement with another subsidiary of Noranda which will purchase and resell Falconbridge's output of sulphuric acid. Accounts receivable, in the consolidated statements of financial position, includes $30.2 million (2002 — $23.6 million) in receivables from Noranda relating to amounts being collected under the sales agreements and $13.3 million (2002 — $6.1 million) from net purchases of material by Noranda. Accounts payable, in the consolidated statements of financial position includes $35.1 million (2002 — Nil) for the purchase of materials from Noranda.

        Falconbridge has agreements with various Noranda group companies for the purchase of custom feeds; the toll treatment of copper concentrates, blister copper and refinery slimes; and the sale of metals. The following table details related-party production and marketing transactions with Noranda Group Companies:

YEARS ENDED DECEMBER 31,	2003	2002
Sale of materials and technology to Noranda (a)	$97,665	$71,938
Purchase of materials from and smelting and refining fees paid to Noranda (b)	159,013	37,257
Commissions and agency fees paid to Noranda (c)	2,124	758
Fees paid relating to sulphuric acid (a)	1,336	2,043
Other (a), (b), (d)	35	442

Included in the Corporation's Consolidated Financial Statements in (a) Revenues; (b) Costs of metal and other product sales; (c) Selling, general and administrative expenses; (d) Other (income) expenses.

        During 2002, a process was initiated to integrate certain operations of Noranda and Falconbridge with the objective of maximizing synergies. The initiatives undertaken have included the combination of various corporate support services and the merging of management teams. Agreements between Falconbridge and the Noranda group companies are negotiated in the best interest of Falconbridge, on an arms length basis at market terms.

16.  Other income

        Other income includes the following:

YEARS ENDED DECEMBER 31,	2003	2002
Foreign exchange (loss) gain	$(17,062)	$6,309
Metals trading gain (loss)	11,167	(3,595)
Other	8,811	1,495

Other income	$2,916	$4,209

17.  Commitments and contingencies

        (a)   The Corporation has received an exemption granted by the Ontario government, until December 31, 2009, from a requirement to refine in Canada ores mined from certain properties of the Corporation in Ontario. This exemption is limited to the quantity of nickel-copper matte capable of yielding not more than 100,000,000 pounds of refined nickel per year.

        (b)   Effective January 1, 2003, the Corporation adopted Accounting Guideline 14, "disclosure of guarantees", issued by the Canadian Institute of Chartered Accountants, which expands previously issued accounting guidance and requires additional disclosure by the guarantor in its interim and annual financial statements. In the normal course of business, the Corporation enters into numerous agreements that contain indemnification commitments and may contain other features that meet the expanded definition of guarantees. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, Falconbridge has not made any significant payments under such indemnifications and no amounts have been accrued in the financial statements with respect to these indemnification commitments.

        (c)   From time to time, Falconbridge is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on Falconbridge's financial position or results.

18.  Comparative amounts

        Certain of the comparative figures have been restated to conform to the current year's presentation.

Management's Discussion and Analysis

        In 2003, Falconbridge achieved net earnings of $194 million, almost four times 2002 earnings of $50 million. This was mainly as a result of higher metal prices and higher sales volumes of nickel, partially offset by the higher Canada/ U.S. exchange rate. Cash flow from operations before working capital was $441 million compared to $272 million in 2002.

Overview

Nature of business and strategy

        Falconbridge is focused on the production of nickel and copper, two metals which have positive long-term fundamentals and positive near-term outlooks (see page 27). Both metals have competitive attributes which have led to diversified usage in the world's economy and have had an average annual consumption growth rate of over 3% for copper and 4% for nickel (see pages 27-28). Falconbridge has a unique position in these markets as one of the world's largest producers of both metals and substantial operational, technical, exploration and development experience. In addition, the Company has the potential to increase its production as a result of the development of a number of new projects (see pages 23-25).

        Falconbridge's focus is to increase returns to shareholders as measured by returns on net assets and on shareholders' equity. To achieve this, the goal is to maximize the value of existing operations, redeploy capital profitably, maintain a conservative financial structure and significant liquidity to support operations and growth initiatives.

Development projects

        In 2003, Falconbridge continued to advance its important development programs at Collahuasi and Kidd Creek, ensuring that copper production levels are maintained for at least the next 17 years. Work on the Collahuasi expansion project progressed as planned and is scheduled for completion in June of 2004. Work also continued on the Mine D project at Kidd Creek. First production is expected by year-end 2004 with project completion by 2006.

        The Montcalm nickel project was started in November with construction expected to take approximately 15 months. It will add 8,000 tonnes of nickel production per year beginning in 2005. Going forward in nickel, our focus will be on the advancement of the Koniambo, Nickel Rim South, Fraser Morgan and Kabanga projects, and the potential expansion of Falcondo. In copper, further expansions at Lomas Bayas and Collahuasi are being assessed.

Financial flexibility

        The Corporation believes that a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business.

        In 2003, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity improved to 37% from 42%. Cash and cash equivalents were $298 million at December 31, 2003.

        Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totalling $405 million. As a result, the Corporation has unused credit and cash available in excess of $700 million. In addition, the Corporation has no major debt maturities until 2005.

Results of operations

        Earnings for the year ended December 31, 2003, were $194 million ($1.05 per common share — $1.04 on a diluted basis), which was almost four times greater than 2002 net earnings of $50 million.

        Operating income of $305 million in 2003 was also nearly four times or $227 million higher than $78 million in 2002. The significant increase in operating income was attributable to the following factors:

  •
  Revenues for the year ended December 31, 2003, increased by $559 million or 37% to $2,084 million. This increase resulted from (i) higher realized prices for nickel, copper, zinc, cobalt, platinum and acid, and (ii) higher sales volumes for nickel, cobalt, precious metals and acid, offset by lower sales volumes for copper and zinc. Precious metals revenues at the Integrated Nickel Operations (INO) increased $12 million during the year ended December 31, 2003.

  •
  Selling, general and administrative costs decreased by 1% to $86 million.

        These items were offset by the following:

  •
  Costs of metal and other product sales increased by $311 million, or 28%, to $1,415 million, mainly reflecting higher sales volumes, higher mining costs and higher acquisition costs for custom feed, as well as the impact of a stronger Canadian dollar.

  •
  Depreciation and amortization costs of $175 million compared with $171 million in 2002.

  •
  Exploration expenditures of $23 million compared with $22 million in 2002, a 5% year-over-year increase due mainly to additional drilling at the Nickel Rim South deposit to further define the resource and the impact of the stronger Canadian dollar.

16

  •
  Research and process development expenditures of $13 million were $5 million higher than in 2002, due to increased development activity in new nickel metallurgical processes and the impact of a stronger Canadian dollar.

  •
  Other income of $3 million in 2003 compared with other income of $4 million in 2002. Further details on the components of other income can be found in Note 16 on page 52.

        Income and expenses were provided from the following non-operating sources:

  •
  Interest of $43 million in 2003 was $8 million or 15% lower than 2002, due to lower interest rates and higher average expenditures on projects for which interest costs are capitalized. These savings were offset by higher average debt balances during 2003 relative to 2002.

  •
  Income and mining taxes were $63 million in 2003, compared with a recovery of $23 million in 2002. This resulted from higher income in 2003. Further details concerning income taxes can be found in Note 7, on page 43 of this annual report.

  •
  Non-controlling interest in earnings of subsidiaries increased by $5 million, reflecting higher earnings at our ferronickel operations in the Dominican Republic.

        The following table summarizes the segmented results of operations for 2003 and 2002:

YEAR ENDED DECEMBER 31, $ MILLIONS	2003	2002
Nickel operations
Integrated Nickel Operations (INO)	$227	$86
Falconbridge Dominicana, C. por A.	62	1

	$289	$87

Copper operations
Kidd Creek	(70)	(48)
Collahuasi	115	83
Lomas Bayas	31	17

	76	52

Corporate and other	(60)	(61)

Operating income	305	78
Interest	43	51
Income and mining taxes	63	(23)
Non-controlling interest	5	—

Earnings for the year	194	50
Dividends on preferred shares	8	8

Earnings attributable to common shares	$186	$42

Nickel operations

        Falconbridge is the third-largest producer of refined nickel in the world, accounting for roughly 9% of world supply in 2003.

        Operating income of the total nickel business of $289 million in 2003 was more than three times larger than $87 million in 2002. Refined nickel production was 104,400 tonnes in 2003, 14% higher than 91,800 tonnes in 2002. The operating cash cost per pound of mined nickel for all of Falconbridge was 27% higher in 2003 at $2.78, compared with $2.19 in 2002.

        Falconbridge has two nickel divisions. The Integrated Nickel Operations (INO) produces LME-quality nickel. The Falcondo division produces ferronickel.

Integrated Nickel Operations (INO)

        The INO includes mines and plants in Sudbury and Raglan in Canada, a smelter in Sudbury, a refinery at Nikkelverk in Norway and a significant custom feed business.

	2003	2002
Sales (tonnes)
Nickel	79,000	71,200
Copper	59,200	54,500
Cobalt	3,400	2,900
Revenues ($ millions)	1,046	692
Operating cash cost ($ per pound of nickel)*	2.64	1.96
Operating income ($ millions)	227	86

* Operating cash cost includes all cash production and selling costs, net of byproduct credits, but excludes interest, corporate, exploration costs and custom feed profits. Costs incurred during shutdowns or strikes are excluded.

        Revenues:    Sales volumes of nickel, copper and cobalt increased in 2003 by 11%, 9% and 16%, respectively. Realized nickel prices in 2003 increased by 40%, copper prices improved by 14%, and cobalt prices rose 34%. Precious metals revenues increased by $12 million to $87 million. In 2003, consolidated revenues for the INO increased 51% to $1,046 million from $692 million in 2002.

        Costs:    The operating cash cost of producing a pound of nickel from INO mines, was $2.64. The $0.68, or 35%, increase over 2002 costs was the result of the stronger Canadian dollar, increased costs to access the ore in the Canadian operations and lower ore grades, which were partially offset by higher byproduct credits.

        Operating income:    The INO's 2003 operating income was $227 million compared with $86 million for 2002. The $141 million increase was mainly due to higher metal prices and sales volumes, which were offset by higher depreciation and amortization charges, higher administrative charges and higher unit costs, caused in part by the strengthening of the Canadian dollar.

17

Integrated Nickel Operations

	2003			2002
	Ore tonnes (x 1,000)	Ni %	Cu %	Ore tonnes (x 1,000)	Ni %	Cu %
Production
Sudbury — Mine
Craig	889	1.54	0.46	980	1.77	0.57
Fraser	686	1.05	2.99	639	1.08	3.48
Lindsley	429	1.16	1.36	418	1.19	1.16
Lockerby	225	1.88	1.15	258	2.10	1.18

Total mined	2,229			2,295

Total — ore processed	2,261	1.35	1.48	2,295	1.51	1.56

Raglan mine	834	3.47	0.99	868	3.35	0.97

	Ni	Cu	Co	Ni	Cu	Co
Metal in concentrate (tonnes)
Sudbury mine output	24,143	29,161	611	27,833	31,050	690
Raglan mine output	25,110	6,628	381	24,636	6,500	386
Metal in copper concentrate	110	21,874	—	94	21,666	—

Smelter, refinery
Smelter (tonnes)
Mines — Sudbury	24,687	8,139	658	28,243	11,166	691
— Raglan	28,708	7,678	463	25,211	6,617	370
Custom	6,436	4,962	1,075	4,400	2,735	894

Total	59,831	20,779	2,196	57,854	20,518	1,955

Refinery (tonnes)
Mines — Sudbury	25,351	8,862	688	27,170	11,108	621
— Raglan	27,020	6,895	437	24,305	6,741	344
Custom	24,812	20,095	3,431	17,055	12,783	3,029

Total	77,183	35,852	4,556	68,530	30,632	3,994

	Ni	Cu	Co	Ni	Cu	Co
Sales (tonnes)
Mines — Sudbury	26,278	32,767	667	28,035	34,352	637
— Raglan	26,627	6,820	412	25,250	6,905	358
Custom	25,775	19,621	2,322	17,472	13,238	1,937
Purchased product	298	—	—	396	—	—

Total	78,978	59,208	3,401	71,153	54,495	2,932

        Production:    Sudbury's nickel in concentrate production decreased to 24,100 tonnes in 2003 from 27,800 tonnes in 2002 primarily due to lower average nickel grades. Average nickel ore grades at 1.35% was 11% lower than the 1.51% average mined in 2002. Nickel in concentrate production in Sudbury in 2004 is planned at 21,000 tonnes.

        At Raglan, nickel in concentrate production in 2003 increased 2% to 25,100 tonnes from 24,600 tonnes in 2002 as the increase in nickel ore grades offset the shortfall in mine tonnage. Production of nickel in concentrate in 2004 is planned at 25,400 tonnes.

        At the Sudbury smelter, nickel in matte production increased 3% from 57,900 tonnes in 2002 to 59,800 tonnes in 2003. The increase in production is due to the successful efforts to acquire spot lots of custom feed and from reducing in-process inventories, which more than offset the shortfall in mine feed. Production of nickel in matte in 2004 is planned at 53,000 tonnes.

        The collective agreement with the production and maintenance workers expired on January 31, 2004. The employees went on strike starting on February 1, 2004 for a period of three weeks. A new collective agreement was completed on February 22, 2004.

18

        Production of nickel at the Kristiansand refinery increased 13% from 68,500 tonnes in 2002 to 77,200 tonnes in 2003 due to increases in custom feed deliveries and a small increase in mine feed. This was a new production record. Production of nickel in 2004 is planned at 71,000 tonnes as some of the feeds acquired on a spot basis in 2003 will not be available this year. Productivity at the refinery, measured by the equivalent units of metals produced per hour worked, improved by 8% as a result of increased throughput.

        The collective agreements with the workers at the refinery in Kristiansand expire May 31, 2004, and are renegotiated annually.

        Reserves & exploration:    At planned operating rates, the proven and probable mineral reserves at Sudbury are equal to approximately seven years of production, not including Nickel Rim South. Production is expected to be significantly extended as it is anticipated that a significant portion of the mineral resources will be converted to mineral reserves and will extend the life of the operation.

        In 2003, the Sudbury Division's proven and probable mineral reserves decreased by an additional 1.0 million tonnes after production of 2.0 million tonnes. The loss of reserves resulted from a 1.2 million tonne write-down of reserves at Craig Mine due to changes in mining plans and parameters. This loss was partially offset by mining gains in reserves at the Thayer Lindsley mine. At December 31, 2003, total proven and probable reserves were 14.1 million tonnes.

        In Sudbury, total mineral resources increased significantly in 2003 from 39.0 to 49.4 million tonnes with large additions at Nickel Rim South and Fraser Morgan and smaller additions at the mining operations. Approximately 5.5 million tonnes were added at Nickel Rim South in 2003. The Nickel Rim South deposit is now estimated to contain 11.7 million tonnes grading 1.6% nickel, 3.7% copper, 2.0 grams/tonne platinum, 2.3 grams/tonne palladium and 0.7 grams/tonne gold. Drilling at Fraser Morgan Zones 8 and 9 added 3.8 million tonnes grading 1.7% nickel and 0.5% copper.

        At Raglan, the mineral reserves are equal to approximately 19 years of production at current operating rates. In combination with production of 834,000 tonnes and reserve adjustments, the overall mineral reserves decreased by only 0.4 million tonnes in 2003. Discovery of approximately 260,000 tonnes of mineral reserves in Zone 3 plus other mining gains, replaced a large part of the annual production. At December 31, 2003, total proven and probable reserves at Raglan were 17.7 million tonnes. Total mineral resources increased by over 900,000 tonnes in 2003 to 7.2 million tonnes due to discoveries at Zones 2, 3, 5-8, Donaldson and Katinniq.

        At the planned operating rates, mineral reserves at Montcalm are equal to approximately eight years of production. The Montcalm deposit will be put into production based on probable mineral reserves totalling 5.1 million tonnes grading 1.46% nickel and 0.71% copper. The probable reserves have been established from the 7.0 million tonnes of measured and indicated mineral resources previously reported. Inferred resources totalling 0.7 million tonnes remain as before.

Falconbridge Dominicana, C. por A. (Falcondo)

        Located in the Dominican Republic, Falcondo mines, mills, smelts and refines its own nickel laterite ores. Falconbridge owns 85.26% of Falcondo.

	2003	2002
Sales of ferronickel (tonnes)	27,100	21,400
Production (tonnes)	27,200	23,300
Revenues ($ millions)	251	149
Operating cash cost ($ per pound of nickel)	3.04	2.76
Operating income ($ millions)	62	1

        Revenues:    Revenues of $251 million at Falcondo in 2003 were 68% higher compared to $150 million in 2002, due to the 27% increase in sales to 27,100 tonnes from 21,400 tonnes and the impact of a 33% increase in the realized ferronickel price. Costs: Falcondo's operating cash cost per pound of ferronickel increased by 10% in 2003 to $3.04, mainly due to the increase in oil prices. It is estimated that a change of $1 in the price of a barrel of oil results in approximately $0.07 in operating cash cost per pound.

        Operating income:    Falcondo's 2003 operating income was $62 million, compared with $1 million in 2002. The $61 million higher contribution reflects a higher ferronickel selling price and increased sales volumes, which were partially offset by higher oil prices. Production: Falcondo's production rate in 2003 returned to more normal levels after the planned shutdown in 2002. For the year, Falcondo produced 27,200 tonnes, in line with its annual target of 27,000 tonnes. Production in 2004 is planned to be 27,000 tonnes. Productivity at Falcondo, measured by nickel units produced per hour worked, increased by 12% in 2003.

        Reserves & exploration:    At planned operating rates, the proven and probable mineral reserves are equal to approximately 18 years of production. The proven and probable mineral reserves at Falcondo showed a net decrease of 3.2 million tonnes after production of 3.8 million tonnes in 2003. The decrease due to production was partly offset by the discovery of 0.6 million tonnes in previously un-drilled areas in Lomas Caribe and Larga. At December 31, 2003, total proven and probable reserves were 60.9 million tonnes.

19

Kidd Creek operations

	2003					2002
		Ore tonnes (x 1,000)	Cu %	Zn %	Ag g/t		Ore tonnes (x 1,000)	Ni %	Cu %	Ag g/t
Production
Kidd Mining Division
No. 1 and 2 Mines		737	2.36	6.12	87		1,118	2.01	6.47	79
No. 3 Mine		1,371	2.25	3.20	41		1,112	2.11	5.89	78

Total mined		2,108					2,230

Total — ore processed		2,125					2,245	2.12	5.89	78

	Cu	Cu Cathode	Cu Blister	Zn	Ag	Cu	Cu Cathode	Cu Blister	Zn	Ag
Kidd Mining Division
Metal in concentrate
(tonnes except 000 troy ounces for Ag)	46,409	—	—	75,528	2,676	45,434	—	—	104,083	3,671

Kidd Metallurgical Division
(tonnes except 000 troy ounces for Ag)
Mines		51,477	51,104	62,126	2,557		46,945	44,513	103,609	2,638
Custom — Sudbury		26,048	25,860	—	380		23,083	23,083	—	125
Custom — other		54,839	54,441	32,593	2,520		76,498	76,498	41,700	1,084

Total		132,364	131,405	94,719	5,457		146,526	144,094	145,309	3,847

	Cu	Cu in conc.	Zn	Zn in conc.	Ag	Cu	Cu in conc.	Zn	Zn in conc.	Ag
Sales
(tonnes except 000 troy ounces for Ag)
Mines	47,184	—	63,963	15,792	4,131	47,190	—	103,711	3,007	2,638
Custom — other	57,978	—	34,665	6,461	1,326	57,553	—	41,700	—	1,085
Purchased metal	—	—	—	—	—	5,832	—	—	—	—

Total	105,162	—	98,628	22,253	5,457	110,575	—	145,411	3,007	3,723

Copper operations

        Falconbridge is also an important copper producer, ranking twelfth in the world in mined production during 2003. The Corporation's copper operations include Kidd Creek in Canada and Collahuasi and Lomas Bayas in Chile.

        Operating income of the copper business was up 46% to $76 million in 2003 compared with $52 million in 2002. Copper production from the mines was 311,200 tonnes in 2003 compared with 327,300 tonnes in 2002. The operating cash cost per pound of copper was $0.53 compared with $0.42 in 2002.

Kidd Creek operations

        Kidd Creek is an integrated processing facility engaged in the mining, milling, smelting and refining of its own copper and zinc ores and in the processing of custom feed.

        The integrated Kidd operations have been adversely impacted by low copper and zinc prices, low treatment charges for third-party concentrates, and by the appreciation of the Canadian dollar relative to the U.S. dollar. Profitability is expected to improve in 2004 as a result of cost reduction initiatives implemented in 2003, the securing of higher-margin complex concentrates from third parties and from higher metal prices.

	2003	2002
Sales (tonnes)
Copper (in metal and concentrate)	105,162	110,575
Zinc (in metal and concentrate)	120,881	148,418
Revenues ($ millions)	396	340
Operating cash cost ($ per pound of copper)	0.83	0.68
Operating loss ($ millions)	70	48

20

        Revenues:    Revenues of $396 million in 2003 were 16% higher than the $340 million realized in 2002 despite the 13-week summer shutdown of the zinc plant and lower copper sales volumes, which were offset by higher precious metal sales volumes and stronger metal prices.

        Costs:    The 2003 operating cash costs at the Kidd Mine increased to $0.83 per pound from $0.68 per pound in 2002. The increase reflects lower by-product credits and higher labour, contractor and energy costs, and the impact of a stronger Canadian dollar.

        Operating income:    Kidd Creek Operations reported a 2003 operating loss of $70 million or a $22 million loss before depreciation and amortization charges. This compares with an operating loss of $48 million or a profit of $1 million before depreciation and amortization charges for 2002. The $22 million increase in the operating loss largely reflects lower Kidd concentrate production, the stronger Canadian dollar, lower treatment terms, lower sales volumes, one-time restructuring costs of $4 million and higher costs for purchased raw materials, partially offset by higher metal prices.

        Production:    At the Kidd Mining Division, ore hoisted and milled in 2003, both at 2.1 million tonnes, was 5% less than 2002 volumes. The lower tonnage was mainly due to poor ground conditions in the lower mine and delays in the rehabilitation of key stopes in the upper mine.

        Copper metal in concentrate increased marginally to 46,400 tonnes due to the higher ore grades. Zinc in concentrate was 28,600 tonnes lower at 75,500 tonnes due to lower tonnage and ore grades. Copper ore grade in 2003 was 2.30%, compared with 2.12% in 2002 and the zinc ore grade was 4.27% compared with 5.89% in 2002.

        The copper smelter underwent a four-week maintenance shutdown in 2003 after a record 22-month campaign. Copper blister output and copper cathode production were 131,400 tonnes and 127,600 tonnes, respectively, and 9% and 10% lower, respectively, than in 2002. Zinc metal production was also lower due to the decision to take the 13-week summer shutdown for market reasons. Zinc metal production at 94,700 tonnes was 50,600 tonnes lower than last year. Sulphuric acid production at 472,100 tonnes was 112,100 tonnes below the 2002 volume.

        Reserves:    At December 31, 2003, reserves totalled 20.8 million tonnes grading 2.0% copper and 6.1% zinc. After production of 2.1 million tonnes and a revision of previous estimates of 0.7 million tonnes, reserves decreased 2.8 million tonnes. At current operating rates, the mineral reserves are equal to approximately nine years based on current proven and probable mineral reserves.

        Mine D:    Kidd is currently developing Mine D, the depth extension of No. 3 mine orebody, with production scheduled to start in late 2004. In 2003, $85 million was spent on Mine D development (2002 — $78 million), with a total of $276 million spent to date. Mine D is expected to contribute 1.8 million tonnes of ore annually once in full production. The cost of Mine D has been estimated at $450 million.

Collahuasi

        Compañía Minera Doña Inés de Collahuasi S.C.M., in which Falconbridge holds a 44% interest, operates the Collahuasi mine in northern Chile. Collahuasi mines and mills copper sulphide ores into concentrate and mines and leaches copper oxide ores to produce cathodes. Collahuasi continues to be a strong performer and exceeded targeted production for 2003.

Falconbridge share	2003	2002
Sales of copper (tonnes)	168,147	187,524
Production (tonnes)	168,578	185,014
Revenues ($ millions)	275	246
Operating cash cost ($ per pound of copper)	0.38	0.39
Operating income ($ millions)	115	82

        Revenues:    Falconbridge's share of revenues at Collahuasi in 2003 was $275 million compared with $246 million in 2002. The increase of $29 million is due to an increase in the realized copper prices, which offset the decrease in sales volumes.

        Costs:    The operating cash cost of $0.38 per pound of copper in 2003 decreased by one cent US per pound compared to 2002. Lower treatment and refining charges more than offset the increase in mining costs from lower grades and the strengthening Chilean peso.

        Operating income:    The Corporation's share of Collahuasi's 2003 operating income was $115 million compared with $82 million in 2002. The positive variance is mostly attributable to higher copper prices and lower unit production costs.

        Production:    Falconbridge's share of annual copper production totalled 168,578 tonnes, 9% lower than the production of 185,014 tonnes in 2002. Falconbridge's share of cathode from the oxide plant reached 27,895 tonnes, 27% above the design capacity of the refinery, while production of copper in concentrate was 140,683 tonnes. The decrease in 2003 production was anticipated and attributable to lower ore grades compared to 2002. Falconbridge's share of total copper production in 2004 is forecast at 206,000 tonnes.

21

        The construction of a new grinding circuit at the Ujina concentrator was approved in 2002. It is part of the Ujina to Rosario transition project, which also involves transferring mine production from the Ujina to the Rosario ore body in June of 2004. The project will increase Collahuasi's concentrator design capacity to 110,000 tonnes per day from 70,000 tonnes per day, compensating for an expected decline in ore grade and thereby enabling Collahuasi to maintain copper production at current levels. The total capital cost of the transition and concentrator expansion project is estimated at $654 million, with Falconbridge's 44% share of this cost totalling $288 million. The project to move the operations from the Ujina pit to the new Rosario open pit and the expansion of the Ujina concentrator is on schedule and on budget. The project is expected to achieve mechanical completion in June 2004. Construction work was 77% complete by the end of 2003, with the civil work 100% complete and the mechanical and electrical work well advanced.

        Reserves & exploration:    The December 31, 2003, total proven and probable mineral reserves at Collahuasi of 1,808 million tonnes decreased by 30.5 million tonnes due to mine production.

Lomas Bayas

        Compañía Minera Falconbridge Lomas Bayas mines and leaches copper oxide ores to produce cathodes. During 2003 Lomas Bayas achieved a record level of production.

	2003	2002
Sales of copper (tonnes)	61,289	60,625
Production (tonnes)	60,427	59,304
Revenues ($ millions)	114	97
Operating cash cost ($ per pound of copper)	0.48	0.45
Operating income ($ millions)	31	17

        Revenues:    Revenues in 2003 were $114 million compared to $97 million in 2002. The increase of $17 million was attributable to the impact of higher metal prices and higher sales volumes.

        Costs:    The operating cash cost of producing a pound of copper in 2003 increased to $0.48 per pound from $0.45 per pound in 2002. The increase in the cash cost resulted from higher sulphuric acid prices and the strengthening of the Chilean peso against the U.S. dollar.

        Operating income:    Lomas Bayas' 2003 operating income of $31 million, increased by $14 million over 2002. Higher sales prices and volumes offset the impact of higher production costs.

        Production:    Lomas Bayas produced a record 60,427 tonnes of copper cathode in 2003 compared to 59,304 tonnes in 2002. Copper production in 2004 is forecast at 60,000 tonnes.

        Reserves & exploration:    The December 31, 2003, total proven and probable mineral reserves of 363.9 million tonnes at Lomas Bayas decreased by 33.4 million tonnes due primarily to mine production, which utilized 30.4 million tonnes. A total of 81.2 million tonnes of mineral resources were added during 2003 as a result of new modeling of the area.

Corporate and other

        Corporate and other includes corporate costs, exploration, research and development expenditures, foreign exchange gains and losses and other income and expenses.

        Corporate costs of $59 million for 2003 improved by $2.0 million over 2002. The decrease was attributable primarily to higher gains on metals trading and reduced corporate general and administrative costs. These savings were offset by foreign exchange losses attributable to the strengthening of the Chilean Peso and Euro relative to the US dollar, higher spending on research and development projects, and the impact of the stronger Canadian dollar.

Liquidity and capital resources

        The Corporation's cash position and changes in cash in each of the last two years ended December 31 are summarized below:

$ MILLIONS	2003	2002
Cash provided by operating activities	$445	$228
Cash used in investing activities	(388)	(242)
Cash provided by financing activities	77	54

Cash provided (used) during the year	134	40
Cash and cash equivalents,beginning of year	164	124

Cash and cash equivalents, end of year	$298	$164

Liquidity and cash flow

        Consolidated cash and cash equivalents increased by $134 million to $298 million at December 31, 2003, compared with $164 million at the end of last year. These items were invested primarily in high-quality, short-term money market instruments and liquidity funds.

        The Corporation has three-year committed revolving credit facilities with various banks totalling $405 million at December 31, 2003. This total was increased to $420 million effective January 1, 2004. Borrowings may be in many forms including letters of credit, which offset amounts available under the credit facilities. As at December 31, 2003, the Corporation had no borrowings and had drawn letters of credit totalling $17 million. The Corporation also has letters of credit outstanding of $15 million under an uncommitted facility.

        The Corporation has a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program. As at December 31, 2003, the Corporation had no Commercial Paper outstanding.

        Working capital increased by $206 million to $649 million at the end of 2003, from $443 million, primarily due to the impact of higher metal prices and foreign exchange.

22

        Cash generated from operations totalled $445 million compared with $228 million for 2002.

        The ratio of current assets to current liabilities improved to 2.9:1 from 2.7:1 in 2002.

        Based on planned production levels, estimated London Metal Exchange (LME) prices and forecasted Canadian/U.S. dollar exchange rates, it is anticipated that funds provided from operations, available cash, and proceeds from existing lines of credit will be sufficient to finance planned capital expenditures in 2004 and the dividends declared to date.

Outstanding indebtedness

        Total debt increased to $1,427 million at December 31, 2003, from $1,280 million at the end of 2002. The increase was attributable to the issue of $250 million of new debt offset by debt repayments of $130 million and an unrealized foreign exchange loss of $27 million on Canadian dollar denominated debt. The current portion of long-term debt is $71 million. The ratio of net debt (debt minus cash and temporary investments) to net debt plus equity improved to 37% at the end of 2003 from 42% in 2002.

Capital expenditures and deferred project costs

        The following table summarizes the expenditures incurred or planned for the periods indicated:

$ MILLIONS	Total 2004	Total 2003
Investment projects
Nickel
Montcalm	75	5
Koniambo	52	34
Nickel Rim South	77	5
Copper
Kidd	105	85
Collahuasi	91	151
Maintenance and other	100	90

Total	500	370

        Expenditures in 2003 were directed towards development of Mine D at the Kidd Mining Division, the Collahuasi transition from Ujina to Rosario, the crusher expansion at Lomas Bayas, evaluation work at Koniambo and to maintain and improve productive capacity at all locations.

        Expenditures in 2004 will primarily be used to proceed with the continued development of Mine D at the Kidd Mining Division, the Collahuasi transition from Ujina to Rosario, the development of the Montcalm deposit, the underground exploration program at the Nickel Rim South ore body, continued evaluation work at Koniambo and to maintain and improve productive capacity at all locations. Expenditures will be financed from internal sources and existing lines of credit. Based on sustaining capital required for existing operations and planned developments, capital expenditures beyond 2004 are expected to be in the range of $300 million to 400 million per year over the following three years.

Growth opportunities

        Over the last decade, Falconbridge has assembled a significant portfolio of growth projects. Some are closer to its operations and easier to execute (e.g. brownfield projects); others are new projects unrelated to existing operations (e.g. greenfield projects).

Projects in development

        Collahuasi, Chile — The Corporation is completing a major investment project to expand concentrator capacity and move mining operations to a higher-grade open pit (see page 22).

        Kidd Mine D, Timmins, Canada — (See page 21).

        Montcalm, Timmins, Canada — The Montcalm mineral reserves consist of 5.1 million tonnes of 1.46% nickel and 0.71% copper. This underground development project is accessed via a ramp system and is expected to be operational in the first quarter of 2005, producing 8,000 tonnes of nickel per year for seven years.

Brownfield projects

NICKEL

        Nickel Rim South, Sudbury, Canada — This high-grade deposit is close to existing operations and could be put in production in late 2008 or early 2009. Surface diamond drilling during 2003 resulted in the tonnage increasing by 87%. The updated inferred mineral resource estimate as of December 31, 2003, is 11.7 million tonnes of 1.6% nickel, 3.7% copper and significant palladium and platinum. The mineral deposit remains open in an up-dip direction and additional surface diamond drilling is planned. An underground exploration/development program will start in 2004 leading to the completion of a bankable feasibility study by 2008. This program is expected to cost $400 million over five years.

        Fraser Morgan — Diamond drilling at the Fraser Mine has resulted in a combined indicated and inferred mineral resource of 6.3 million tonnes of 1.6% nickel and 0.5% copper. Diamond drilling will continue in 2004. The mineral deposit is accessible from existing Fraser Mine infrastructure.

        Raglan, Nunavik, Quebec — The Corporation is evaluating the possibility of increasing annual production by 40% to 1.3 million tonnes of ore per year. A scoping study will be completed in 2004. A focused exploration program continues on the Corporation's large property holdings.

23

Advanced projects — mineral resources1

DECEMBER 31, 2003 Project	Resource location	Percentage ownership	Category	Million tonnes	Nickel %	Copper %	Cobalt %	Zinc %
Nickel deposits
Nickel Rim South[2]	Sudbury	100%	Inferred	11.7	1.6	3.7	0.04	—
Fraser Morgan[2]	Sudbury	100%	Indicated	3.8	1.71	0.52	0.06	—
			Inferred	2.5	1.4	0.4	0.05	—
Onaping Depth[2]	Sudbury	100%	Indicated	14.6	2.52	1.15	0.06	—
			Inferred	1.2	3.6	1.2	0.07	—
Côte d'Ivoire	Ivory Coast	85%	Indicated	123.9	1.57	—	0.10	—
			Inferred	134.0	1.4	—	0.12	—
Koniambo[3]	New Caledonia	49%	Measured	32.4	2.21	—	0.07	—
			Indicated	109.7	2.10	—	0.07	—

			Total	142.1	2.13	—	0.07	—

			Inferred	156.0	2.2	—	0.08	—
Copper deposits
Mine D4	Timmins	100%	Inferred	14.2	—	3.4	—	4.9
Fortuna de Cobre[5]	Chile	100%	Measured	125.2	—	0.31	—	—
			Indicated	345.1	—	0.28	—	—

			Total	470.3	—	0.29	—	—

			Inferred	150.0	—	0.21	—	—

Notes:

1.
The mineral resource estimates were prepared in accordance with the "CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines", adopted by CIM Council on August 20, 2000, using classical and/or geostatistical methods, plus economic and mining parameters appropriate to each project. The mineral resources have been compiled under the supervision of Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist.

The mineral resources have reasonable prospects for economic extraction but have not yet had complete formal evaluation, or do not have demonstrated economic viability under current conditions.

2.
Also included as part of the Sudbury mineral resources on the Mineral Reserves and Mineral Resources table.

3.
Option to earn. At a 2.0% nickel cut-off grade the deposit contains Measured plus Indicated mineral resources of 754.6 million tonnes grading 2.47% nickel and 0.06% cobalt.

4.
Also included as part of the Kidd Creek mineral resources on the Mineral Reserves and Mineral Resources table.

5.
Option to purchase.

COPPER

        Collahuasi, Chile — Currently, the fourth-largest copper mine in the world, Collahuasi has sufficient reserves and resources for further expansion after the current Phase II project is completed in June 2004. Water rights to enable further expansion have been secured. Furthermore, the Rosario orebody contains significant molybdenum giving rise to an investment opportunity to construct a molybdenum recovery circuit.

        Lomas Bayas, Chile — The acquisition of an adjacent deposit, called Fortuna de Cobre, is being considered. It could increase annual production by 50% to 90,000 tonnes and extend mine life by five years. A decision on the option to buy the deposit must be made by 2006.

Greenfield projects

        Kabanga, Tanzania — In early February 2004, Falconbridge and Barrick Gold Corporation reached an understanding under which Barrick would grant Falconbridge an option to acquire 50% of its interest in the Kabanga and Kagera nickel properties in Tanzania. This option requires Falconbridge to meet certain spending and work plan milestones. Kabanga, located in western Tanzania about 1,500 kilometres from Dar Es Salaam, has a high-grade mineral resource of more than 26 million tonnes at 2.6% nickel, with significant upside potential. Kabanga, together with the Kagera property, provides a significant land position on the highly prospective Kagera nickel belt. Falconbridge and Barrick have agreed on a work plan to advance the Kabanga nickel project towards a development decision within 36 months. Depending on the additional resources found during the exploration program, a mine could produce between 30,000 and 35,000 tonnes of nickel in concentrate annually.

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Key assumptions for mineral resource and reserve estimation

Refer to Summary of Mineral Reserves and Mineral Resources on Page 14 and Advanced Projects on page 24.

        Bulk density:    the factor used to convert volume into tonnage. This factor is a function of the mineralogy and physical characteristics of a deposit. Formulae are developed using regression analyses on a suitably large number of individual determinations.

        Cut-off grade:    the grade that ensures the revenue from the metal content of the lowest grade parcel included in a deposit will be at least equal to the anticipated prime operating costs of producing this revenue. These costs include mining, milling, smelting, refining, selling and all transportation and administration costs. The cut-off grade will vary greatly from property to property due to a range of factors including deposit size and shape, metal content and prime cost structure.

        Exchange rate (US$ to Cdn$):    1.50

        Long-term metal prices (US$ per pound):    Nickel $3.25, Copper $0.90, Zinc $0.50

        Minimum mining width:    the smallest horizontal thickness used in an estimation based on the selected mining method and the minimum opening size required by mining equipment used. The grade across this minimum width must equal or exceed the cutoff grade.

        Mining dilution*:    all external material with grades lower than the cut-off grade that must be removed with the ore. The amount of this diluting material can vary considerably and depends upon mining method and the location, attitude, size, shape and wall rocks of the ore zone.

        Mining recovery*:    the proportion of the ore that is extracted after accounting for mining losses. The mining recovery can vary widely both within a single mine and from property to property due to a range of factors including deposit geometry and mining method.

* Used for mineral reserve estimation only.

        Koniambo, New Caledonia — Work continued throughout the year on the Koniambo ferronickel project in the Northern Province of New Caledonia, near the provincial capital of Kone. With measured and indicated saprolite mineral resources estimated to be 142.1 million tonnes of 2.13% nickel and inferred mineral resources of 156 million tonnes of 2.2% nickel, the Koniambo deposit is one of the largest and highest grade laterite resources in the world. In addition, the project has an inferred limonite mineral resource estimated to consist of 125 million tonnes of 1.6% nickel and 0.2% cobalt that could be developed at a later date.

        In 1998, Falconbridge entered into a joint-venture agreement with Société Minière du Sud Pacifique S. A. (SMSP) and its controlling shareholder, Société de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferro-nickel mining and smelting complex. Falconbridge has a right to earn a 49% interest in the project with SMSP owning 51%. Governance of the project will be on a 50/50 basis.

        The Corporation has assembled an experienced project development and execution team. A pre-feasibility study was completed in 2003 and indicates a capital cost of $1.57 billion and operating costs of $1.27 per pound. A bankable feasibility study is in progress which will refine the capital and operating cost estimates through greater detailed engineering and will adjust for foreign exchange rate movements. The bankable feasibility study will be completed in the third quarter of 2004. The Koniambo ferronickel project would use a well-known smelting process with modern, updated technologies.

        Further geological drilling, completed in March 2003, was undertaken to delineate 25 years of measured resources and indicated resources.

        In 2003, $28 million was spent on the project, bringing total expenditure to date to $123 million. A formal application was made in 2003 under the French 'Loi Girardin' incentive program for investments in overseas territories. Discussions are continuing with the Government of France and with our partner, SMSP.

Exploration

        The Falconbridge exploration team conducts worldwide exploration focused primarily on nickel and platinum group metals. Its mandate is to discover and delineate mineral resources that merit the Board of Directors' approval to proceed to development and production. The team targets mineral resources of strategic size, in locations with acceptable country risk, with after-tax rates of return on investment of at least 15% and operating costs below the industry mid-point. Its goal is to conduct safe and environmentally responsible exploration utilizing the latest technological advances in exploration methodology to improve efficiency and the likelihood of success. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused activity and to share cost and risk.

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        Exploration is being carried out primarily in Canada, Brazil, South Africa, Norway and Australia. Advanced nickel exploration is focused in Sudbury, Ontario and Raglan, Quebec near existing operations. Diamond drilling at the Nickel Rim South discovery at Sudbury has increased the estimated inferred mineral resource from 6.3 million tonnes to 11.7 million tonnes of 1.6% nickel, 3.7% copper, 2.0grams/tonne platinum, 2.3grams/tonne palladium and 0.7grams/tonne gold. Exploration at Raglan during 2003 has resulted in 1.7 million tonnes being added to the mineral reserves/resources.

        The Falconbridge exploration budget for 2004 is forecast to be $22 million. The financial investment of worldwide joint-venture participants plus tax credits provided by the Quebec provincial government to stimulate exploration activity is expected to provide external funding that will leverage the internal budget to an estimated $28 million.

Business development

        The business development function plays a critical role in several aspects of the company's management. First, it works in tandem with the various business units, exploration group and project development teams to plan, coordinate and implement long-term strategies to replace the resources that are depleted in the normal course of mining operations and to grow the business throughout the cycle. Business development regularly evaluates opportunities for growth. These objectives are achieved by, amongst other things, evaluating potential acquisitions of mining properties or assets, investing in junior mining companies, partnering with other companies to develop growth opportunities, developing long-term strategic, commercial relationships or examining potential brownfield expansions within the Corporation's existing asset base. Furthermore, the Corporation focuses on the development of long-term relationships that bring the Corporation technical, operational, project development, financial, managerial and commercial strengths to bear, so that significant value, in addition to cash resources, can be deployed to successfully realize potential growth opportunities. The Corporation also focuses on growth opportunities that create additional synergies with its existing asset base.

Energy

        In 2003, energy costs represented approximately 21% of the cash cost breakdown for all of Falconbridge's operations. Significant quantities of electricity, natural gas, and petroleum products are procured from commodities markets and regulated energy providers in the U.S., Canada, Norway, Mexico and Chile.

        Company profitability is sensitive to energy price volatility. Where energy is purchased in a commodities market, risk management practices are applied in order to stabilize prices and enhance energy cost management. Of particular concern in the mid term are world oil prices, the availability of sweet crude oil in the Gulf of Mexico and the tight supply situation for natural gas in North America.

        A formal strategy has been established for strengthening the effective use of energy within the Company. The operations are provided an infrastructure that effectively measures consumption and performance. Additionally, awareness workshops are being held at each facility to help employees understand how energy use can be controlled.

        Furthermore, energy is being defined as a managed variable within operations management systems. Energy performance indicators are being developed for each level in the organization so that production processes can be operated to consumption benchmarks. Senior management has endorsed an energy intensity improvement target of 1% per year. Finally, Six Sigma methodology and techniques were also applied to reduce consumption. In 2003, energy cost reduction initiatives resulted in savings of approximately $5 million.

Sustainable development

        Falconbridge is a strong proponent of Sustainable Development where economic prosperity, environmental quality and social equity drive business activities. This commitment is reflected in the Company's Sustainable Development Policy.

        Providing a safe and healthy workplace is a priority at Falconbridge. Operations continue to implement effective safety training programs and management systems. Safety performance is strongly supported by senior management and the Board of Directors. Under the 2003 Safety, Health and Leadership program five Falconbridge operations were visited by senior management to assess, promote and reinforce the importance of a safe workplace. These initiatives, among others, have resulted in enhanced safety performance in 2003 as the lost-time injury frequency (a measure of the number of compensable injuries per 200,000 hours worked) declined to 1.26 versus 1.45 in 2002.

        For more details on our progress towards sustainability please refer to the 2003 Falconbridge Limited Sustainable Development Report, which is scheduled for release in April 2004, and will be available on the Corporation's website.

Sensitivities

        Falconbridge's earnings and cash flows are sensitive to changes in metal prices and the Canadian/U.S. dollar exchange rate. The following table shows the approximate impact on operating income, earnings and cash flow due to variations in these factors, based on Falconbridge's normal annual sales volumes, if the change was to remain in effect for the full year:

26

	Impact on
$ MILLIONS	Change in US$ In Realized Price	Operating Income	Earnings(a)	Cash Flow
Nickel	$0.10 per pound	12	9	11
Ferronickel	0.10 per pound	6	3	3
Copper	0.10 per pound	79	56	75
Zinc	0.05 per pound	10	7	9
Cobalt	1.00 per pound	4	3	4
Platinum and Palladium	100.00 per ounce	12	8	11
Silver	1.00 per ounce	4	3	4
Exchange rate US$1.00 = Cdn$ +/- 1¢		2	2	2

(a) Difference between earnings and cash flow relates to deferred tax amount.

        Falconbridge periodically uses foreign exchange and options contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. The Canadian dollar sensitivity table above reflects the impact of such currency hedges. In addition, Falconbridge may use futures and option contracts to hedge the effect of price changes on a portion of the metals it sells. The above sensitivities could accordingly be affected if such hedging programs were to be put in place.

Critical accounting estimates

        Management is required to make estimates in preparing its financial statements in conformity with generally accepted accounting principles. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The critical accounting estimates made by Falconbridge are used in the determination of asset lives to compute depreciation, impairment of assets, the cost of employee future benefits, reclamation and environmental obligations, the determination of mineral reserves, the determination of taxes, and allowances for unrecoverable receivables.

Accounting changes

        Effective July 1, 2003, the functional currency of Falconbridge Limited was changed from the Canadian to the U.S. dollar. Concurrent with this change, Falconbridge adopted the U.S. dollar as its reporting currency. Effective January 1, 2003, the Corporation also adopted new policies for interest capitalization and inventory costing. These changes were made to harmonize Falconbridge's policies with predominant industry practices and international accounting standards. [See notes 1 and 2].

Markets

Nickel

        The world economies remained sluggish during the first half of 2003, primarily due to geopolitical factors such as the Iraq war. But the situation began to change in the second half of the year as forward-looking indicators began to turn positive. In the U.S., business investment picked up and positive economic data suggested an accelerating and sustainable trend. The euro-zone economy also started to recover, albeit at a weaker rate. In Japan, supportive macroeconomic policies generated an appreciable improvement in the manufacturing sector. In China, booming exports and soaring domestic demand counteracted the negative effect of SARS on the Chinese economy and highlighted the country's great influence on practically all base metal markets during the year. Prices across base and most precious metals rallied in the second half of the year in anticipation of stronger fundamentals ahead.

        In 2003, the price of nickel rose from a low of $3.27/lb. at the start of 2003 to $7.55/lb. by year end. Supply-side fundamentals were the main driver behind this run-up, complemented by the very strong demand for metals in China. In 2003, world production of nickel grew by only 1.7%, less than half the growth seen in 2002. Disruptions at producers reduced nickel supply in the first half of the year. This was followed by a three-month strike at Inco's Sudbury operations, which removed approximately 30,000 tonnes of nickel from the market in the second half of the year.

        Consumption of nickel grew 5.9% in 2003, with one-third of the growth coming from China. Stainless steel production, which uses more than two-thirds of the world's supply of nickel, grew at 6.3%. This rate is well above the trend growth rate. The first half of 2003 was particularly strong as mills in all geographic market sectors, with the exception of the U.S., produced at record levels. Growth in the availability of external scrap kept pace with growth in stainless steel production, with the net effect that stainless steel scrap availability remained tight. In the non-stainless steel sectors, electronic alloys and batteries showed some signs of recovery, but both the aerospace and land-based gas turbine markets remained weak.

27

Average U.S. prices and Canadian/U.S. exchange rates

		Realized by Falconbridge		London Metal Exchange
	Pricing unit
		2003	2002	2003		2002
Nickel	pound	$4.40	$3.14	$4.37		$3.07
Ferronickel	pound	4.20	3.16	—		—
Copper	pound	0.82	0.72	0.81		0.71
Zinc	pound	0.41	0.39	0.38		0.35
Cobalt	pound	9.42	7.02	8.94	*	6.76	*

* As per Metal Bulletin 99.3%

        When factoring in the Inco strike, the nickel market deficit was estimated to be 56,000 tonnes in 2003. However, the release of the 60,000-tonne collateral stocks by Norilsk more than offset the deficit, creating an implied surplus of 4,000 tonnes for the period.

Copper

        The copper market underwent a significant change during 2003, moving from a sizable surplus position early in the year to a substantial deficit by year end. This change was brought about by a combination of two factors: supply-side discipline on the part of producers and strong demand for copper from China. Given these improved fundamentals, the copper price increased by 51% from $0.69/lb. at the end of 2002 to $1.05/lb. by year end. The underlying supporting factor of the copper market in 2003 was restrained supply rather than physical demand.

        Production cutbacks implemented by producers in 2002 continued in 2003. Codelco, the world's largest copper producer, stockpiled 200,000 tonnes of copper cathodes in 2003. Idled mine capacity at the start of the year reached 685,000 tonnes and continued at this level until the third quarter, when the restart of two operations brought 125,000 tonnes of capacity back on stream. Despite the significant production cutbacks, mine output increased slightly in 2003, mainly due to the completion of expansion projects. In 2003, refined metal production fell for a second year in a row, as a result of the lower availability of concentrates and a shortage of scrap.

        Copper demand remained weak in the Western World in 2003, growing by less than 1%. The U.S. market was particularly slow in the first half of 2003, and while the economy recovered in the second half, the benefits only filtered down to the copper sector in the fourth quarter. European demand was slightly stronger in the first half of the year, but remained subdued for the second half of 2003, as manufacturing activity weakened and the strong euro hampered exports. The strongest demand growth occurred in Asia. While Japan's copper consumption was weak, the rest of Asia experienced 5% growth. Chinese consumption grew at close to 20% year over year, making China the leading copper consuming country in the world and, for the first time, a net importer of refined copper. Demand is estimated to have exceeded three million tonnes in 2003 and imports were over one million tonnes.

Cobalt

        At the beginning of 2003, the cobalt market hit historically low price levels due to continued oversupply and weakness in the key superalloy sector. However, unsustainable prices in the $6.00/lb. range prompted restructurings at producers, bankruptcies and changes in business practices. This has led the way to improved supply fundamentals, while demand for cobalt was strengthening throughout the year. The year ended with a supply deficit.

Outlook

Nickel

        The prospect of synchronized growth in the three major Western World economies (U.S., Europe, Japan), together with the robust growth continuing in the non-OECD countries (China, Russia, India, Latin America), should underpin a strong pick-up in metal consumption in 2004.

        The nickel market is expected to remain in significant deficit. Given the industry consensus for higher than average nickel prices for the next couple of years, nickel producers are trying to maximize output levels. There are a number of small sulphide projects in development, which should increase output levels. Refined nickel production is projected to rise by 6% in 2004, due in large part to the recovery of production after shortfalls at Inco and other producers in 2003.

        With a recovery in industrial production (IP) expected to take place in 2004, stainless steel production, which is strongly correlated to IP, should continue to experience above-trend growth. The forecast suggests that it could exceed 8%, but the austenitic ratio (nickel-bearing stainless steel) is expected to weaken, as higher nickel prices push some mills to put more focus on ferritic grade stainless steel and/or grades with lower nickel content.

28

        Furthermore, scrap availability is expected to fall short of demand from stainless steel producers. Scrap dealers have already liquidated all excess inventories, with no surplus available. The volumes of scrap that normally arise from the industrialized Western World economies will continue and higher nickel prices will draw out further marginal quantities. However, in the newly industrialized Asian countries, where much of the expansion in stainless steel production is taking place, the economies have little stainless steel to be scrapped. As a result, the overall scrap ratio is forecast to decline further. Demand from the non-stainless steel sector is expected to grow by 3% in 2004 due to improved economic performance. Overall, nickel demand is forecast to grow by 4.8%. This is expected to generate a nickel supply deficit in 2004 of approximately 42,000 tonnes.

Copper

        The copper deficit is expected to increase in 2004, as Western World consumption is forecast to grow by over 4%. Refined copper demand is expected to be strong in all market areas, while demand in China is expected grow by more than 10%. Production of both concentrate and cathodes is expected to increase, but should be outpaced by the growth in consumption. Most of the increased production will come from mine re-starts and continued ramp-up of brownfield expansions and newly expanded capacity. There is only one greenfield mine project of significance expected to commence production in 2004. The cathode inventories stockpiled by Codelco will also be entering this market, as the company gradually releases them now that exchange inventories have fallen below its 800,000-tonne threshold.

Cobalt

        Cobalt's supply and demand prospects for 2004 continue to be very favourable for prices. Another supply deficit is projected even if demand is conservatively forecast to grow at only 2.5%. Although there is potential to reactivate idled production capacity and increase the supply of intermediate feeds to chemical producers in China, demand should be much stronger than previously anticipated. This demand growth is primarily powered by the lithium-ion battery sector. Imports into Japan of cobalt oxide are a good barometer of this growth, as Japan is the world's leading producer of such batteries. On an annualized basis, imports were up about 44% in 2003. Continued strong demand into 2004 is expected because of favourable contract negotiations with battery grade cobalt oxide producers, which have resulted in unprecedented pricing and early renewals of contracts, two reliable signals that security of supply has become a cause for concern for cobalt customers.

Trends, risks and uncertainties

Fluctuating metal prices

        As substantially all of Falconbridge's revenues are derived from the sale of nickel, copper, cobalt and zinc, its earnings are directly related to fluctuations in the prices of these metals. The prices of these metals are subject to volatile price movements over short periods of time. Falconbridge generally does not hedge prices of the metals it produces. Market prices can be affected by numerous factors beyond Falconbridge's control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of Falconbridge's competitors, global and regional demand and supply, political and economic conditions and production costs in major producing regions. The prices for nickel, copper or other metals produced by Falconbridge may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of Falconbridge's reserves and its business, financial condition, liquidity and operating results.

Mining and processing risks

        The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such occurrences could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Falconbridge's business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

        Although Falconbridge maintains insurance to cover some of these risks and hazards to the extent available that Falconbridge believes is consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Falconbridge's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, Falconbridge's business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental risks

        Environmental legislation affects nearly all aspects of Falconbridge's operations worldwide. This type of legislation requires Falconbridge to obtain operating licences and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of nickel and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, Falconbridge expects that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

29

        Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not entered into force but may do so in the future. Various levels of governments in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on Falconbridge's business, financial condition, liquidity and operating results.

        Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that Falconbridge will at all times be in compliance with all environmental regulations or that steps to bring Falconbridge into compliance would not materially adversely affect Falconbridge's business, financial condition, liquidity or operating results.

        In view of the uncertainties concerning future removal and site restoration costs on Falconbridge's properties, the ultimate costs for future removal and site restoration to Falconbridge could differ from the amounts estimated by Falconbridge. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

        In addition, regulatory authorities in various jurisdictions around the world may require Falconbridge to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, Falconbridge has already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if Falconbridge ceases to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of Falconbridge's credit may be required to back up these commitments, which could affect Falconbridge's liquidity.

Labour relations

        Collective agreements covering Falconbridge's hourly rated employees at Falconbridge's Sudbury operations, Nikkelverk operations, Collahuasi operations, Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations are currently in place. Falconbridge's collective agreements with unionized workers at Falconbridge's Nikkelverk and Collahuasi operations remain in effect until 2004. The supervisory, technical, professional and administrative employees at Lomas Bayas are not represented by a union but have historically acted collectively when renegotiating their individual contracts of employment each of which expires in June 30, 2003. Collective agreements covering Falconbridge's unionized workers at the Kidd metallurgical division, Raglan mine, Falcondo operations and Lomas Bayas operations will expire between 2005 and 2006. Falconbridge cannot predict at this time whether it will be able to reach new agreements with these employees upon expiry of their current agreements without a work stoppage. Any lengthy work interruptions could materially adversely affect Falconbridge's business, financial condition, liquidity and results of operations.

Uncertainty of reserve estimates and production estimates

        Falconbridge's reported ore reserves as of year-end 2003 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. Falconbridge determines the amount of its ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. Falconbridge does not use outside sources to verify its reserves. The volume and grade of reserves actually recovered and rates of production from Falconbridge's present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or Falconbridge's operations to be unprofitable in any particular fiscal period.

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        No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by Falconbridge in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire ore body. As more knowledge and understanding of the ore body is obtained, the reserve estimates may change significantly, either positively or negatively.

        Falconbridge prepares estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Falconbridge's actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining, natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Falconbridge's future cash flows, earnings, results of operations and financial condition.

Exchange rate fluctuations

        Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Norwegian Kroner, Euro, Yen and other exchange rates, can significantly impact Falconbridge's earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of Falconbridge's revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at its Canadian sites are incurred in Canadian dollars. The costs at Falcondo, Lomas Bayas, and Collahuasi are incurred principally in U.S. dollars, although there are costs denominated in the domestic currency, while Nikkelverk's costs are incurred in Norwegian Kroner. Falconbridge's consolidated financial statements are expressed in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which has materially impacted and may in the future materially impact Falconbridge's financial results. Falconbridge from time to time hedges a portion of its Canadian dollar and other currency requirements to limit any adverse effect of exchange rate fluctuations with respect to Falconbridge's Canadian dollar and other costs, but such hedges have not eliminated the potential material adverse effect of such fluctuations.

Interest rate and counterparty risk

        Falconbridge's exposure to changes in interest rates results from investing and borrowing activities undertaken to manage its liquidity and capital requirements. Falconbridge has entered into interest rate swap agreements to manage the interest rate risk associated with a portion of its fixed-rate debt. The interest rate swap changes Falconbridge's exposure to interest risk by effectively converting a portion of Falconbridge's fixed-rate debt to a floating rate. At December 31, 2003, approximately $817 million, or 57% of Falconbridge's total debt of $1,427 million, was subject to variable interest rates. Falconbridge may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that Falconbridge will not be materially adversely affected by interest rate changes in the future, notwithstanding its use of interest rate swaps.

        In addition, Falconbridge's interest rate swaps, metals hedging and foreign currency and energy risk management activities expose Falconbridge to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on Falconbridge's business, financial condition and results of operation.

Energy supply and prices

        Falconbridge's operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy sources can be affected by numerous factors beyond Falconbridge's control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Falconbridge's supply contracts typically provide that suppliers may be released from their delivery obligations to Falconbridge if certain "force majeure" events occur. Falconbridge's business operations could be adversely affected, including loss of production and damage to Falconbridge's plants and equipment, if, even temporarily, the supply of energy to one or more of its facilities was interrupted.

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        A prolonged shortage of supply of energy used in Falconbridge's operations could materially adversely affect its business, financial condition, liquidity and results of operations. As a significant portion of Falconbridge's costs relate to energy consumption, its earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond Falconbridge's control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy Falconbridge uses may increase significantly from current levels. An increase in energy prices could materially adversely affect Falconbridge's business, financial condition, liquidity and operating results.

Foreign operations

        Some of Falconbridge's activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property, without fair compensation.

        Falconbridge performs a thorough risk assessment on a country-by-country basis when considering foreign activities and attempts to conduct its business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Falconbridge will be successful in so protecting itself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Treatment and refining charges

        Falconbridge receives fees (treatment and refining charges) calculated in U.S. dollars for processing concentrate into refined metal. Fluctuations in these treatment and refining charges result primarily from changes in the supply of, and demand for, concentrate, finished metal and by-products, all of which are beyond Falconbridge's control. A shortage in the supply of concentrate will generally have a negative impact on the treatment and refining charges Falconbridge realizes.

Legal proceedings

        The nature of Falconbridge's business subjects it to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of Falconbridge's business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on Falconbridge's results of operations in any future period, and a substantial judgement could have a material adverse impact on Falconbridge's business, financial condition, liquidity and results of operations.

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  EXHIBIT 2
Auditors' Report
Consolidated Statements of Earnings
Consolidated Statements of Financial Position
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements (Tabular figures in thousands of United States dollars, except where otherwise noted)
Management's Discussion and Analysis